SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc FY09 unaudited results Pt2

PRUDENTIAL PLC 2009 UNAUDITED PRELIMINARY ANNOUNCEMENT

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*	2009 £m	2008 £m
Asian operations	1,154	1,239
US operations	1,237	593
UK operations:
UK insurance operations	921	1,081
M&G	238	286
Other income and expenditure	(433)	(302)
Restructuring costs	(27)	(32)
Operating profit based on longer-term investment returns *	3,090	2,865
Short-term fluctuations in investment returns	351	(4,967)
Mark to market value movements on core borrowings	(795)	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(84)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(910)	(398)
Profit on sale and results of Taiwan agency business	91	(248)
Profit/ (loss) from continuing operations before tax (including actual investment returns )	1,743	(2,106)
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and minority interests)	88.8p	85.1p
Shareholders' equity, excluding minority interests	£15.3bn	£15.0bn

International Financial Reporting Standards (IFRS) Basis Results*

Statutory IFRS basis results	2009	2008

Profit/(Loss) after tax attributable to equity holders of the Company	£676m	£(396)m
Basic earnings per share	27.0p	(16.0)p
Shareholders' equity, excluding minority interests	£6.3bn	£5.1bn

Supplementary IFRS basis information	2009 £m	2008* £m
Operating profit based on longer-term investment returns*	1,405	1,283
Short-term fluctuations in investment returns on shareholder-backed business	36	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	(13)
Profit/(loss) before loss on sale and results of Taiwan agency business	1,367	(451)
Loss on sale and results of Taiwan agency business	(621)	1
Profit/(loss) from continuing operations before tax attributable to shareholders	746	(450)

Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and minority interests)	43.4p	39.9p

	2009	2008
Dividends per share declared and paid in reporting period	19.20p	18.29p

Dividends per share relating to reporting period	19.85p	18.90p

Funds under management	£290bn	£249bn

Insurance Groups Directive capital surplus (as adjusted)*	£3.4bn	£1.5bn

*	Basis of preparation

Results bases
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. With the exception of the presentation of the results for the Taiwan agency business, for which (as described below) the sale process was completed in June 2009, the basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2008 results and financial statements.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's long-term businesses and is a valuable supplement to statutory accounts.

Exchange translation
The comparative results have been prepared using previously reported exchange rates, except where otherwise stated.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and minority interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors.

In 2009, as a result of the exceptional dislocated market conditions, the Group incurred non-recurrent costs of £235 million for hedging its Insurance Group's Directive (IGD) capital surplus. These costs have been shown separately from operating profit based on longer-term investment returns as part of short-term fluctuations in investment returns.

Also, in June 2009 the Group completed the previously announced sale of its Taiwan agency business.
In order to facilitate comparisons of the Group's businesses, the effect of disposal and the results of the Taiwan agency business are shown separately from operating profit based on longer-term investment returns.  The presentation of the comparative results for 2008 has been adjusted accordingly

After adjusting for related tax and minority interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share.

Insurance Groups Directive capital surplus (as adjusted)
The surpluses shown for 2009 and 2008 are before allowing for the final dividends for 2009 and 2008 respectively.  The surplus at 31 December 2009 of £3.4 billion is estimated.

Status of 2009 results

All the 2009 results contained in this announcement are unaudited.

BUSINESS REVIEW

CFO OVERVIEW

In 2009 Prudential has continued to balance profitable growth, capital conservation and cash generation to both protect the Group's financial strength and preserve its long-term growth potential. We have focused on generating significant levels of sales of highly profitable and capital efficient products. Our results, as summarised below, show that we have achieved our dual objectives of higher profitability and lower levels of investment in new business at a time when market conditions remained challenging for the insurance industry. This highlights our focus on value over volume as we manage investment in new business to meet our capital management targets. In addition we have been able to strengthen our capital position and have continued to generate a positive Group operating holding company cash flow.

The global economic environment has gradually improved through 2009, led by emerging economies, especially Asia.  The Asian region appears to be more resilient than the rest of the world and we expect it is likely to return sooner to strong growth while the western world appears to be set for a prolonged period of weaker growth.  Against this backdrop, and in particular in those countries in Asia where we have leading positions, our long-term growth and potential remains intact, and we believe we are well positioned to take advantage of opportunities in the pre and post retirement markets in our chosen geographical markets.

Performance and key metrics
	AER(8)			CER(8)
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
New business(1)
Annual premium equivalent (APE) sales:
- Retail
- Asia	1,261	1,216	4	1,350	(7)
- US	912	596	53	705	29
- UK	717	803	(11)	803	(11)
- Total retail	2,890	2,615	11	2,858	1
- Wholesale	6	264	(98)	285	(98)
- Total APE sales	2,896	2,879	1	3,143	(8)
EEV new business profit (NBP)	1,607	1,200	34	1,331	21
NBP margin (% APE)	56%	42%		42%
Net investment flows	15,417	4,266	261	4,456	246
External funds under management	89,780	62,279	44	60,924	47
EEV basis operating profit(1)
On long-term business(2)(3)	3,202	2,810	14	3,080	4
Total	3,090	2,865	8	3,138	(2)

IFRS operating profit based on longer-term investment returns(1)(3)	1,405	1,283	10	1,390	1
Balance sheet and capital
EEV basis shareholders' funds	15.3bn	15.0bn	2	14.1bn	9
EEV basis shareholders' funds per share	603p	599p	1	563p	7
Return on Embedded Value (4)	14.9%	14.4%
IFRS shareholders' funds	6.3bn	5.1bn	24	4.8bn	31
IGD capital surplus (as adjusted)(5)	3.4bn	1.5bn	127	n/a	n/a
Free surplus - investment in new business (6)	675m	806m	(16)	885m	(24)
Operating holding company cash flow	38m	54m	(30)	54m	(30)
Dividend per share relating to the reporting year	19.85p	18.9p	5	n/a	n/a
Dividend cover(7)	2.2	2.1	n/a	n/a	n/a

(1)	New business and operating profits exclude the results of the Taiwan agency business for which the sale process was completed in June 2009.
(2)	Long-term business profits after deducting Asia development expenses and before restructuring costs.
(3)
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.

(4)	Return on Embedded Value is based on EEV operating profit after tax and minority interest as a percentage of opening EEV basis shareholders' funds.
(5)	Insurance Groups Directive capital surplus (as adjusted). The surpluses shown for 2009, which is estimated, and 2008 are before allowing for the final dividends for 2009 and 2008 respectively.
(6)	Free surplus - investment in new business- represents EEV net worth strain together with EEV required capital to support the new business acquired.
(7)	Dividend cover is defined as IFRS operating profit after tax and minority interests divided by the dividend declared relating to the reporting period.
(8)	Actual Exchange Rate (AER) and Constant Exchange Rate (CER)

In this review, comparisons of financial performance are on an actual exchange rate (AER) basis, unless otherwise stated
.

In 2009, in a difficult economic and market environment, Prudential produced a strong performance across all of its key performance indicators. We believe this performance demonstrates the success of our strategy and the resilience and strength of Prudential's business model.

Group retail APE new business sales were £2,890 million, 11 per cent higher than for 2008.  In Asia, sales were £1,261 million, up four per cent, boosted by a record fourth quarter.  In the US, Jackson continued to be a beneficiary of the significant changes in the competitive landscape, with a 53 per cent increase in retail sales at £912 million.  In the UK, the Group's disciplined approach to capital consumption led to retail sales of £717 million, down 11 per cent. Wholesale sales were held to a minimum as the Group continued to focus on products with higher IRRs and shorter payback periods.

Net investment flows increased by £11.2 billion to £15.4 billion, driven by strong performances in M&G's retail and institutional business, and the Asian asset management operations.  With these contributions and recovering investment markets, external funds under management have increased by £27.5 billion to £89.8 billion during the year.

In 2009, total EEV basis operating profits based on longer term investment returns of £3,090 million were up eight per cent from 2008, primarily from an increase in the profitability from the Group's long-term business operations which was up 14 per cent to £3,202 million comprising new business profit of £1,607 million, in-force profits of £1,601 million and development expenses of £6 million. New business profit increased by £407 million to £1,607 million, driven principally by the US and Asia. Overall, there was a two per cent decrease in the contribution from in-force business (before development expenses), down by £35 million to £1,601 million.  The movement reflects a growing level of unwind of discount, up by £210 million, reflecting the increased in-force business offset by a reduction in the level of contribution from changes to operating assumptions, experience variances and other items of, in aggregate, £245 million.  The growth in the Group's EEV operating profit was held back by a lower contribution from the asset management businesses (down £48 million to £297 million) reflecting reduced market values in 2009. There was also a negative impact on Group EEV operating profit from other income and expenditure of £131 million due to lower returns on central funds and higher interest payable on core structural borrowings.

The total EEV profit before tax for 2009 of £1,743 million compares to a loss of £2,106 million for 2008. The increase of £3,849 million reflects the growth in operating profit of £225 million and an increase in the aggregate effect of non-operating items of £3,624 million which mostly arise from the net effects of improved financial markets. Within the non-operating items of negative £1,347 million there were positive contributions of £351 million for short-term fluctuations in investment returns and the £91 million from the profit on sale and results of the Taiwan agency business that was sold in June 2009. However, these amounts were offset by reductions of £795 million for the change in the mark to market value of the Group's borrowings as credit spreads normalised, a charge of £910 million for the effect of changes in economic assumptions and time value of cost of options and guarantees arising from increasing interest rates and the application of higher risk discount rates across our businesses and an £84 million charge for actuarial and other losses for the Group's defined benefit pension schemes.

Our IFRS operating profit has increased by 10 per cent to £1,405 million. This result was driven by higher profits from all of our life businesses which were up 25 per cent to £1,475 million, with a strong contribution from Asia.  Overall profits also include a lower asset management contribution due to difficult market conditions, higher interest costs following the issue of the hybrids during the year and lower interest income on group assets.
In the UK, operating profits for our long-term business increased by £61 million to £606 million reflecting growth from the shareholder backed annuity business. Operating profits for Asia long term business, before development expenses, increased by £159 million to £416 million of which £96 million was due to a combination of growth in our in-force book, lower new business strain and foreign exchange and the remaining £63 million was due to a one-off benefit arising from a regulatory change in Malaysia.

The total IFRS profit before disposal of Taiwan agency business was £1,367 million in 2009, significantly higher than for 2008 (loss of £451 million) reflecting increased operating profits and more favourable short-term fluctuations partially offset by a charge for the costs of hedging the Group IGD capital surplus. Total profit before tax from continuing operations on the IFRS basis was £746 million in 2009 after allowing for the loss on disposal of the Taiwan agency business of £621 million which was completed in June 2009.

Since the beginning of the year, management actions have led to a very material increase in the Group's IGD surplus position to £3.4 billion including the issuance of £400 million subordinated debt in May to part replace maturing senior debt, the net proceeds of the Tier 1 hybrid debt of US$750 million (circa £455 million) issued in July, the beneficial impact of the sale of Taiwan agency business of £800 million, with other capital initiatives and capital generation through operating earnings net of impairments, financing costs, effects of currency and rule changes accounting for the balance.
We believe this level of IGD acts as a prudent regulatory buffer whilst there remains a degree of uncertainty in the future economic environment in which we operate.

At 31 December 2009 holding company cash and short-term investments was £1.5 billion, an increase of £0.3 billion over 2008. This increase comprises proceeds of £0.6 billion from higher borrowings, (before allowing for exchange translation gains of £0.2 billion on foreign currency denominated borrowings), and positive operating holding company cashflow of £38 million, net of exceptional payments of £360 million.

In the volatile economic environment experienced during 2009, we maintained our strong focus on risk, capital and cash management.  Our commitment to focusing on value over volume has been demonstrated by the strong growth in both EEV and IFRS operating profit.  We have also been able to continue to be cash flow positive at the holding company level, with a positive contribution of £38 million before exceptional items.

The Board intends to recommend a final dividend for 2009 of 13.56 pence per share, bringing the total dividend for the reporting period, to 19.85 pence per share, 5 per cent higher then the 2008 total dividend.  The 2009 IFRS operating earnings after tax and minority interest cover the full year dividend 2.2 times (2008 full year: 2.1 times).

EEV RESULTS

EEV basis operating profit based on longer-term investment returns
	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Insurance business
Asia	1,105	1,213	(9)	1,379	(20)
US	1,233	586	110	693	78
UK	870	1,037	(16)	1,037	(16)
Development expenses	(6)	(26)	77	(29)	79
Long-term business profit	3,202	2,810	14	3,080	4
UK general insurance commission	51	44	16	44	16
Asset management business:
M&G	238	286	(17)	286	(17)
Asia asset management	55	52	6	61	(10)
Curian	(6)	(3)	(100)	(4)	(50)
US broker dealer and asset management	10	10	-	12	(17)
	3,550	3,199	11	3,479	2
Other income and expenditure	(433)	(302)	(43)	(309)	(40)
Restructuring costs	(27)	(32)	(16)	(32)	(16)
Total EEV basis operating profit	3,090	2,865	8	3,138	(2)

In 2009, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £3,090 million, up eight per cent from 2008.

Long-term profits generated by the Group in 2009 increased by 14 per cent to £3,202 million.  These profits comprise new business profits of £1,607 million (2008: £1,200 million), in-force profits of £1,601 million (2008: £1,636 million) and development expenses of £6 million (2008: £26 million).

New business profits, at £1,607 million, were 34 per cent higher than in 2008, with higher margins in all businesses, particularly the US, and a one per cent increase in sales volumes year on year. The average Group new business profit margin was 56 per cent (2008: 42 per cent) on an APE basis and eight per cent (2008: six per cent) on a PVNBP basis. This rise reflects increased average margins across the businesses as we concentrated on maximising sales of our most profitable products.

The contribution from in-force operating profit decreased by £35 million to £1,601 million, including unwind of discount and other expected returns that increased by £210 million to £1,421 million, primarily reflecting the growth in Asia's in-force book and the increase in risk discount rates in the US. In-force profit in 2009 also includes the effects of operating assumption changes and experience variances and other items which had an aggregate impact of £180 million. This primarily reflects the positive impact of altered assumptions for Guaranteed Minimum Withdrawal Benefits in the US of £156 million where the utilisation of the withdrawal feature available to policyholders on Variable Annuity contracts has been modified to take account of the more recent experience of policyholder behaviour when benefits are "in the money". Also included are the broadly offsetting effects of favourable experience and other items in the US and UK against the impact of adverse persistency in Asia.

Operating profit from the asset management business decreased to £297 million, down 14 per cent from £345 million in 2008, reflecting reduced market values in 2009 compared to 2008.

Other income and expenditure totalled a net expense of £433 million compared with £302 million in 2008, a difference of negative £131 million of which £47 million was due to the impact of  the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund. The remaining difference principally related to lower interest received on central shareholders' funds as a result of falling interest rates and an increase in interest payable on core structural borrowings.

EEV basis profit after tax and minority interests

	AER
	2009	2008
	£m	£m
EEV basis operating profit based on longer-term investment returns	3,090	2,865
Short-term fluctuations in investment returns
- Insurance operations	481	(4,654)
- IGD hedge costs	(235)	-
- Other operations	105	(313)
	351	(4,967)
Mark to market value movements on core borrowings	(795)	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(84)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(910)	(398)
Profit on sale and results of Taiwan agency business	91	(248)
Profit (loss) before tax from continuing operations	1,743	(2,106)
Tax attributable to shareholders' profit (loss)	(481)	771
Discontinued operations (net of tax)	(14)	-
Minority interests	(3)	(3)
Profit (Loss) after minority interests	1,245	(1,338)

Short-term fluctuations in investment returns

In our calculation of EEV operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and the unwind of discount on the value of in-force business and expected returns on net worth.

Short-term fluctuations in investment returns for insurance operations of positive £481 million comprise a positive £437 million for Asia, negative £401 million for our US operations and positive £445 million in the UK.

For our Asian business, short-term fluctuations of positive £437 million (versus negative £903 million in 2008) primarily reflected the effect of strong equity market performance in particular for participating business and unit linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

For our US business, short-term fluctuations in investment returns were negative £401 million versus negative £1,344 million in 2008, and primarily reflected the excess of impairment losses for fixed income securities incurred in the year over the long term charge included within operating profit.

For our UK business, the short-term fluctuations in investment returns were positive £445 million (versus negative £2,407 million in 2008), including positive £430 million relating to with-profits business,  primarily reflecting the difference between the 15.5 per cent investment return arising in the year on the investments of  the with-profits life fund (covering policyholder liabilities and unallocated surplus) and the long-term assumed return of 6.9 per cent.

For other operations, the principal component of short term fluctuations in investment returns  is a one-off £235 million cost arising from the hedge temporarily put in place  during the first quarter, to protect the Group IGD capital surplus in the light of exceptional market conditions.
During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to our regular operational hedging programmes. The residual short-term fluctuations in investment returns for other operations of positive £105 million includes £66 million for unrealised appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Group assets and liabilities.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £795 million, as credit spreads incorporated in the market value of the debt narrowed to more normal levels.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of a negative £84 million reflects the impact of a reduced discount rate and other assumption changes on the measurement of the liabilities of the Scottish Amicable and M&G schemes and an increase in the deficit funding provision for the Prudential Staff Pension Scheme.

Effect of changes in economic assumptions and time value of cost of options and guarantees

The effect of changes in economic assumptions and time value of cost of options and guarantees of negative £910 million comprises negative £963 million for the effect of changes in economic assumptions partially offset by positive £53 million for the change in the time value of cost of options and guarantees arising from changes in economic factors. In our Asian business, economic assumption changes were negative £165 million primarily driven by increases in risk discount and fund earned rates across a number of territories. In our US business, economic assumption changes were negative £528 million, primarily reflecting an increase in the risk discount rates following an increase in the US 10-year Treasury rate and an increase in the allowance for credit risk for fixed annuity and variable annuity business of 1.5 per cent and 0.3 per cent respectively, partially offset by the effect of an increase in the separate account return assumption from 5.8 per cent to 7.4 per cent arising from the increase in risk free rates. In our UK business, economic assumption changes were negative £270 million, primarily relating to with-profits business, reflecting the fact that the risk discount rate has increased by significantly more than the earned rate as a result of revised correlation assumptions, a lower equity backing ratio and very low cash return.

Profit on sale and results of Taiwan agency business

In June 2009, the Group completed the sale of our Taiwan agency business. The 2009 result of £91 million reflects the profit on sale.  The 2008 loss of £248 million is the total result for this business, including short-term fluctuations in investment returns.

Effective tax rates

The effective tax rate at an operating level was 28 per cent (2008: 26 per cent), the increase reflecting the inability to recognise a deferred tax asset on various tax losses of non-insurance operations being partially offset by a reduction in the effective tax rate for Asian operations from the 2008 level that was affected by certain one-off items.  The effective tax rate at a total EEV level was 28 per cent (2008: 37 per cent) on a profit of £1,743 million. The reduction reflects the incidence of tax attributable to Jackson's short-term fluctuations in investment returns and other non-operating profits and losses.

IFRS RESULTS

IFRS basis operating profit based on longer-term investment returns
		AER		CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Insurance business:
Long-term business
Asia	416	257	62	290	43
US	459	406	13	480	(4)
UK	606	545	11	545	11
Development expenses	(6)	(26)	77	(29)	79
Long-term business profit	1,475	1,182	25	1,286	15
UK general insurance commission	51	44	16	44	16
Asset management business:
M&G	238	286	(17)	286	(17)
Asia asset management	55	52	6	61	(10)
Curian	(6)	(3)	(100)	(4)	(50)
US broker-dealer and asset management	10	10	-	12	(17)
	1,823	1,571	16	1,685	8
Other income and expenditure	(395)	(260)	52	(267)	48
Restructuring costs	(23)	(28)	18	(28)	(18)
Total IFRS basis operating profit based on longer-term investment returns	1,405	1,283	10	1,390	1

Group operating profit before tax based on longer-term investment returns on the IFRS basis after restructuring costs was £1,405 million, an increase of 10 per cent on 2008.

In Asia, IFRS operating profit for long-term business increased by 62 per cent from £257 million in 2008 to £416 million in 2009.  As reported in our half-year results announcement this includes a £63 million one-off release of reserves in the Malaysian life operations determined after assessing the measurement basis for policyholders' liabilities, following the implementation of a Risk Based Capital (RBC) regime by the Malaysian regulatory authorities. Excluding this item, Asia delivered a strong underlying operating performance resulting in an increase of £96 million to £353 million from £257 million for 2008. This increase reflects both underlying growth as we build our in-force book and a reduction in new business strain from a charge of £97 million in 2008 to a charge of £78 million in 2009.

Our larger markets of Malaysia, Hong Kong, Singapore and Indonesia continue to show strong increases in operating profit. In Indonesia, the results increased from £55 million to £102 million, reflecting the strong underlying growth of the business and further improvements to the impact of new business on operating profits. In Malaysia, IFRS operating profit of £65 million, excluding the one-off credit, was up 41 per cent on 2008, driven mainly by the growth in the profits from the in-force business.  Hong Kong recorded increased operating profit up 45 per cent to £48 million, due mainly to increased profits from the in-force non-participating business, both as a result of growth and the non-recurrence of one off costs in 2008.  This has been offset by reduced participating fund profits following lower bonus payments to policyholders in 2009 reducing the corresponding transfer to shareholders from the with-profits fund.  Singapore saw an increase in operating profit of £29 million (35 per cent) to £112 million reflecting growth in the in-force business.  Aside from Japan, where on 15 February 2010 the operation suspended writing new business, Taiwan, which is focusing on its bancassurance business following the disposal of its agency business in June 2009, and Thailand, all the Asian life operations are generating operating profits on the IFRS basis.

In the US, the long-term business operating profit increased by 13 per cent from £406 million in 2008 to £459 million in 2009, primarily from the effect of favourable exchange rate movements, increased operating profits from the fixed and fixed indexed annuity business and lower DAC amortisation on variable annuity business as compared to 2008.  These increases were offset by the combined negative accounting impact of equity market movements on Jackson's variable annuity business and related hedging programme.  The hedging programme is undertaken on an economic basis and the accounting measurement does not always fully capture the economic effects.

In our UK business, the long-term business IFRS operating profit of £606 million increased by 11 per cent from £545 million in 2008.  This reflects growth from the shareholder-backed annuity business, with operating profits being £194 million higher than in 2008, partially offset by lower contribution from the with-profits business of £281 million in 2009, compared with £395 million in 2008. The lower profit from the with-profit business reflected the impact of rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. These lower bonus payments to policyholders have a corresponding negative impact on operating profit as they reduce the consequential transfer to shareholders from the with-profit fund, calculated as one-ninth of the cost of policyholders' bonus. Profit from UK general insurance commission increased to £51 million in 2009 from £44 million in 2008. As a result, the total IFRS operating profit increased by 12 per cent in 2009 to £657 million from £589 million in 2008.

M&G's operating profit for 2009 was £238 million, a decrease of 17 per cent from £286 million in 2008. This primarily reflects the relative levels of equity and property markets between 2008 and 2009, with the FTSE All Share being on average 15 per cent lower than in 2008, as well as higher staff costs and lower performance-related fees.  These negative impacts were partly offset by revenue earned on the very strong fund net inflows during 2009 (£13.5 billion in 2009 compared with £3.4 billion in 2008).

The Asian asset management operations reported operating profits of £55 million, up by six per cent from £52 million in  2008.  This reflects favourable exchange rates and management's focus on profitability during the period.  Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

The change of £135 million in other income and expenditure to negative £395 million from the negative £260 million in 2008 primarily reflects lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund .

IFRS basis results - Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

		AER		CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Investment spread	1,001	747	34	852	17
Asset management fees	458	403	14	466	(2)
Net expense margin	(388)	(385)	(1)	(434)	11
DAC amortisation (Jackson only)	(223)	(450)	50	(532)	58
Net insurance margin	472	308	53	357	32
With-profits business	310	425	(27)	430	(28)
Non-recurrent release of reserves for Malaysian life operation	63	-	-		-
Other	(218)	134	(263)	147	(248)
Total	1,475	1,182	25	1,286	15

Investment spread
has increased by 34 per cent to £1 billion in 2009. The main driver has been the increase in profits from our UK shareholders' annuity business.

Asset management fees
have increased by 14 per cent to £458 million in 2009, with growth in our Asian and US businesses and favourable exchange rate movements more than offsetting the impact of falling asset values on fees earned.

The
net expense margin
has decreased marginally from negative £385 million in 2008 to negative £ 388 million in 2009. Adverse exchange rate movements have been largely offset by improvements to new business strain in Asia (total IFRS new business strain in Asia, which is predominantly included in net expense margin, has fallen from £97 million in 2008 to £ 78 million in 2009).

The significant decrease in Jackson's
DAC amortisation
principally reflects the improvements in equity markets in the period and the non-recurrence of the DAC acceleration of circa £140 million that occurred in 2008.

Net insurance margin
has grown by 53 per cent to £472 million in 2009 principally reflecting the strong growth in our Asian in-force book (up £55 million to £253 million in 2009),  improved mortality experience in the US and UK and a one-off benefit of £34 million in the UK relating to a longevity swap on certain aspects of the UK's annuity back-book liabilities.

Profits from
with-profits
business were £310 million in 2009 compared with £425 million in 2008, reflecting lower bonus rates, and hence lower transfers to shareholders, which are calculated as one-ninth of the cost of policyholders' bonus, due to market falls.

Other
of negative £218 million is primarily as a result of increased hedging costs in the US. This negative impact is before allowing for VA guarantee fees of £137 million included within net insurance margin
and reflects the economic nature of Jackson's hedging programme, with derivative losses arising from increasing equity markets and interest rates not being fully offset by the release of policyholder reserves (which are not economically valued under US GAAP, the grandfathered accounting basis under IFRS 4). After allowing for VA guarantee fees earned in the period the cumulative impact of VA hedging activities for 2008 and 2009 is a small net operating loss of £ 7 million.

IFRS basis profit after tax

	AER
	2009	2008
	£m	£m
Operating profit based on longer-term investment returns	1,405	1,283
Short-term fluctuations in investment returns
- Insurance operations	166	(1,408)
- IGD hedge costs	(235)	-
- Other operations	105	(313)
	36	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	(13)
Profit/(loss) before loss on sale and results of Taiwan agency business	1,367	(451)
Loss on sale and results of Taiwan agency business	(621)	1
Profit (loss) before tax from continuing operations attributable to shareholders	746	(450)
Tax (charge) credit attributable to shareholders' profit	(55)	59
Discontinued operations (net of tax)	(14)	-
Minority interests	(1)	(5)
Profit (loss) for the year attributable to equity holders of the Company	676	(396)

The total profit before disposal of Taiwan agency business was £1,367 million in 2009, significantly higher than for 2008 (loss of £451 million). The improvement reflects the increase in operating profit based on longer-term investment returns and the significantly more favourable short-term fluctuations in investment returns partially offset by a charge for the costs of hedging the Group's IGD capital surplus. The total profit before tax from continuing operations on the IFRS basis was £746 million in 2009, compared with a loss of £450 million for 2008.
In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year.
The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS Short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of positive £166 million comprises £31 million for Asia, £27 million for US operations and £108 million in the UK.

The positive short-term fluctuations of £31 million for our Asian operations primarily reflect strong market performance in Taiwan and Japan partially offset by the impact of unrealised losses on the debt securities portfolio in Vietnam.

The positive short-term fluctuations of £27 million for our US operations comprise positive £385 million for market value movements on the free standing derivatives used to manage the fixed annuity and other general account business, negative £414 million in respect of debt securities, and positive £56 million of other items. The negative £414 million for debt securities reflects the levels of realised gains and losses (including write-downs) in excess of the allowance for longer-term defaults and amortisation of interest-related gains included in the operating result adjusted for associated deferred acquisition costs.

The positive short-term fluctuations of £108 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business.
Short-term fluctuations for other operations, in addition to the previously discussed IGD hedge costs of £235 million, were £105 million positive, which includes £66 million for unrealised appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Group assets and liabilities.

Sale of Taiwan agency business

On 20 February 2009 we announced our agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). We completed the transaction on 19 June 2009 following regulatory approval being given on that day. The transfer has resulted in a one-off negative pre-tax impact of £621 million.  After allowing for tax, and other adjustments, the effect on shareholders' equity was negative £607 million. The overall size of loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products, as recognised under the Company's supplementary reporting basis under European Embedded Value principles. The loss on sale reflects this element of the economic value. Separately, it is to be noted that under IFRS there is no recognition of the enhanced IGD capital surplus position arising on completion.

Effective tax rates

The effective rate of tax on operating profits, based on longer-term investment returns, was 23 per cent (2008: 23 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 7 per cent (2008: 13 per cent) due to the ability to utilise losses carried forward for which we were previously unable to recognise a deferred tax asset in Jackson, partially offset by the absence of tax relief on the loss on the disposal of the Taiwan agency business.

EARNINGS AND DIVIDEND PER SHARE

Earnings per share

	2009	2008
	pence	pence
Basic EPS based on operating profit after tax and minority interest
EEV	88.8	85.1
IFRS	43.4	39.9
Basic EPS based on total profit/(loss) after minority interests
EEV	49.8	(54.1)
IFRS	27.0	(16.0)

Dividend per share

The Board intends to recommend a final dividend for 2009 of 13.56 pence per share payable on 27 May 2010 to shareholders on the register at the close of business on 9 April 2010.  The interim dividend for 2009 was 6.29 pence per share.  As a result, the total dividend for this year, including the interim dividend and the recommended final dividend, amounts to 19.85 pence per share compared with 18.90 pence per share for 2008, an increase of 5 per cent.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.  The 2009 IFRS operating earnings after tax and minorities cover the full year dividend 2.2 times (2008: 2.1 times).

MOVEMENT ON SHAREHOLDERS' FUNDS

	EEV		IFRS
	2009	2008	2009	2008
	£m	AER £m	£m	AER £m
Operating profit based on longer-term investment returns	3,090	2,865	1,405	1,283
Items excluded from operating profit	(1,347)	(4,971)	(659)	(1,733)
Total profit (loss) before tax	1,743	(2,106)	746	(450)
Tax, discontinued operations and minority interest	(498)	768	(70)	54
Profit (loss) for the period	1,245	(1,338)	676	(396)
Exchange movements, net of related tax	(750)	2,129	(195)	510
Unrealised gains and losses on Jackson securities classified as available for sale(1)	-	-	1,043	(831)
Dividends	(481)	(453)	(481)	(453)
New share capital subscribed	141	170	141	170
Other	162	(152)	29	(4)
Net increase (decrease) in shareholders' funds	317	356	1,213	(1,004)
Shareholders' funds at beginning of year	14,956	14,600	5,058	6,062
Shareholders' funds at end of year	15,273	14,956	6,271	5,058
Comprising
Long-term business
Free surplus (2)	2,065	447
Required capital (3)	2,994	4,117
Net worth (4)	5,059	4,564
Value of in-force	10,283	9,958
Total	15,342	14,522
Other business (5)	(69)	434
Total	15,273	14,956

(1)	Net of related change to deferred acquisition costs and tax
(2)
The increase in free surplus of £1.6 billion arises primarily from £0.9 billion being generated by the long-term businesses, and an increased of £1 billion from the disposal of Taiwan off-set by cash paid to the holding company and other items.

(3)	The reduction in required capital from £4,117 million at 31 December 2008 to £2,994 million at 31 December 2009, principally reflects the sale of the Taiwan agency business.
(4)	Net worth principally reflects the free surplus generated in the period, offset by cash paid to the holding company and other items.
(5)
Shareholders' funds for other than long-term business of negative £69 million comprises £1,659 million for asset management operations, including goodwill of £1,230 million, holding company net borrowings of £1,780 million and net other shareholders' funds of £52 million. The reduction in shareholders' funds for Other business from £434 million in 2008 to negative £69 million in 2009 primarily reflects the change in the mark to market value movement on core borrowings between the two balance sheet dates.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 31 December 2009 were £15.3 billion, an increase of £0.3 billion from the 2008 year-end level. This increased level of shareholders' funds reflects the profit after tax of £1.2 billion, the adverse effects of exchange movements of £0.7 billion and dividend payments of £0.5 billion, which are partially offset by new share capital subscribed of £0.1 billion and other movements of £0.2 billion.

The shareholders' funds at the end of 2009 relating to long-term business of £15.3 billion comprise £5.8 billion for our Asian long-term business operations, £4.1 billion for our US long-term business operations and £5.4 billion for our UK long-term business operations.

At 31 December 2009, the embedded value for our Asian long-term business operations was £5.8 billion. The embedded value for the established markets of Hong Kong, Singapore and Malaysia was £3.8 billion. There is also substantial embedded value in Indonesia (£584 million), Korea (£408 million), and Vietnam (£199 million).

For Prudential's other Asian markets, following the sale of the Taiwan agency business, the embedded value was £848 million in aggregate.

IFRS

Statutory IFRS basis shareholders' funds at 31 December 2009 were £6.3 billion. This compares to the £5.1 billion at 31 December 2008, an increase of £1.2 billion.

The movement reflects the profit for the year after tax of £0.7 billion, exchange translation losses, principally on Jackson, of £0.2 billion and dividend payments of £0.5 billion, the positive effect of a reduction in the level of net unrealised losses on Jackson's debt securities of £1.0 billion and other items of £0.2 billion.

In 2009 the net unrealised gains/losses within the statement of financial position value for debt securities classified as available-for-sale moved from a net unrealised loss of £2,897 million to a net unrealised gain of £4 million. After allowing for DAC and tax effects this reduction in the level of unrealised gains/losses has led to a £1.0 billion increase in shareholders' funds during the year. The reduction in unrealised gains/losses reflects the benefits of some normalisation in credit markets with spreads tightening.

FREE SURPLUS AND HOLDING COMPANY CASH FLOW

Free Surplus Generation
Sources and uses of free surplus generation from the Group's life and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post tax IFRS profit for the period.  Group free surplus generated also includes the general insurance commission earned during the period and excludes restructuring and shareholders' centrally arising other income and expenditure.

The total movement in free surplus net of tax in the period can be analysed as follows:

	AER
	2009	2008
	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	1,914	1,623
Changes in operating assumptions and variances	175	(65)
Underlying free surplus generated in the period	2,089	1,558
Provisions for additional allowance for credit risk	-	(770)
Market related items	(198)	(689)
Investment in new business	(675)	(806)
Free surplus generated in the period from retained businesses	1,216	(707)
Effect of disposal and trading results of Taiwan agency business	987	(276)
Net cash remitted by the business units	(688)	(515)
Other movements and timing differences	157	442
Total movement during the period	1,672	(1,056)
Free surplus at 1 January	859	1,915
Free surplus at 31 December	2,531	859
Comprised of:
Free surplus relating to long-term insurance business	2,065	447
Free surplus of other insurance business	37	--
IFRS net assets of asset management businesses excluding goodwill	429	412
Total free surplus	2,531	859

During 2009 we generated total free surplus from the retained businesses of £1,216 million (2008: negative £707 million). Underlying free surplus generated from the in-force book increased 34 per cent from £1,558 million in 2008 to £2,089 million in 2009, reflecting favourable exchange rates, the underlying growth of the portfolio, and positive changes in operating assumptions and variances of £175 million for our life businesses (2008: negative £65 million).  These positive changes include £158 million arising in the UK (2008: £118 million) and £115 million arising in the US (2008: negative £1 million), consistent with management's on-going focus on capital preservation, and were offset by the negative changes in Asia of £98 million (2008: negative £182 million) principally arising from adopting higher required capital level assumptions in a number of businesses.

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business has fallen by £131 million to £675 million in 2009. This reduction reflects the Group's deliberate focus on conserving capital and is in part due to the substantially reduced levels of wholesale business sales in the UK and the US.
Market related movements have improved from negative £689 million in 2008 to negative £198 million in 2009.  These improvements have been driven by higher equity returns in Asia, and improved market performance in the US, offset by the one off profit in 2008 arising from the rebalancing of the credit portfolio in the UK not being repeated in 2009.

In June 2009 we completed the sale of the Taiwan agency business. As anticipated, this gave rise to an increase in free surplus of £987 million, representing the release of negative free surplus that previously applied. This compares to an increase in IGD capital of £800 million. The difference arises predominantly because the calibrations underpinning the capital requirements on a regulatory (IGD) basis are different from those applied on an economic capital (EEV) basis.

Value created through investment in new business by life operations
					AER
	2009				2008
	Asia	US	UK	Group	Asia*	US	UK	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(246)	(326)	(103)	(675)	(224)	(289)	(293)	(806)
Increase in required capital	69	300	82	451	42	265	165	472
Net worth invested in new business	(177)	(26)	(21)	(224)	(182)	(24)	(128)	(334)
Value of in-force created by new business	710	458	187	1,355	650	214	325	1,189
Post tax new business profit for the year	533	432	166	1,131	468	190	197	855
Tax	180	232	64	476	166	103	76	345
Pre-tax new business profit for the year	713	664	230	1,607	634	293	273	1,200

New business sales (APE)	1,261	912	723		1,216	716	947
New business margins (% APE)	57%	73%	32%		52%	41%	29%
Internal rate of return**	>20%	>20%	>15%		>20%	18%	14%

					CER
					2008
					Asia*	US	UK	Group
					£m	£m	£m	£m
Free surplus invested in new business					(250)	(342)	(293)	(885)
Increase in required capital					47	313	165	525
Net worth invested in new business					(203)	(29)	(128)	(360)
Value of in-force created by new business					729	253	325	1,307
Post tax new business profit for the year					526	224	197	947
Tax					185	123	76	384
Pre-tax new business profit for the year					711	347	273	1,331

New business sales (APE)					1,350	846	947
New business margins (% APE)					53%	41%	29%
Internal rate of return**					>20%	18%	14%

*	2008 comparatives for Asia exclude amounts in respect of the sold Taiwan agency business.
**
The internal rate of returns is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business.  The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital.  The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £2,896 million of sales on an APE basis in 2009 (2008: £2,879 million) generating a post-tax new business contribution to embedded value of £1,131 million (2008: £855 million). To support these sales, we invested £675 million of capital (2008: £806 million). We estimate the Group's internal rate of return for 2009 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £224 million (2008: £334 million) and the required capital of £451 million (2008: £472 million). Management's focus in 2009 was on capital preservation and so capital investment was focused on those areas which added most value to the Group.  Overall investment in new business has fallen as a result of this strategy but the amount of post-tax new business profit contribution to embedded value per £1 million of free surplus invested increased by 55 per cent to £1.7 million (2008: £1.1 million).

In Asia, investment in new business was £246 million, which was flat compared to 2008 on a CER basis (£250 million). For each £1 million of free surplus invested we generated £2.2 million of post-tax new business contribution to embedded value (2008: £2.1 million). This increase arises predominantly from the benefit derived from a change in sales mix from the lower margin markets of Korea and India to higher margin territories in the region. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was 3 years (12 months to 31 December 2008: 4 years).

In the US, investment in new business was £326 million, five per cent lower than 2008 on a CER basis (£342 million). For each £1 million of free surplus invested we generated £1.3 million of post-tax new business contribution to embedded value (2008: £0.7 million). This higher return reflects the Group's prioritisation of capital preservation which resulted in a change in business mix away from capital intensive wholesale products to sales of more profitable variable annuities, as well as an increase in spread margins due to Jackson's reduced crediting rates. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was 2 years (12 months to 31 December 2008: 5 years).

In the UK, investment in new business decreased by 65 per cent from £293 million in 2008 to £103 million in 2009, and for each £1 million of free surplus invested we generated £1.6 million of post-tax new business contribution to embedded value (2008: £0.7 million). This reflects the UK's focus on capital preservation with an increase in with-profits bonds sales and minimal bulk annuity transactions in 2009 and its disciplined approach to individual annuity pricing. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2009 was 5 years (12 months to 31 December 2008: 6 years).

Holding company cash flow
We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows.
	2009	2008
	£m	£m
Net cash remitted by business units:
UK Life fund paid to Group	284	279
Shareholder-backed business:
Other UK paid to Group	189	46
Group invested in UK	(39)	(126)
Total shareholder-backed business	150	(80)
UK net	434	199

US paid to Group	39	144
Group invested in US	-	-
US net	39	144

Asia paid to Group
Long-term business	181	163
Other operations	46	234
	227	397
Group invested in Asia
Long-term business	(101)	(310)
Other operations	(86)	(82)
	(187)	(392)
Asia net	40	5

M&G paid to Group	93	106
PruCap paid to Group	82	61
Net remittances to Group from Business Units	688	515
Net interest paid	(214)	(128)
Tax received	71	130
Corporate activities	(163)	(177)
Total central outflows	(306)	(175)
Operating holding company *cash flow before dividend	382	340
Dividend paid net of scrip and share options	(344)	(286)
Operating holding company *cash flow after dividend	38	54
Exceptional Items:
Cash flow arising from sale of Taiwan agency business	(125)	-
IGD hedge costs **	(235)	-
Other cash movements
Issue of hybrid debt, net of costs	822	-
Repayment of maturing debt	(249)	-
Receipts (payments) arising from foreign exchange movements on US $ hedging instruments	60	(352)
Total holding company cash flow	311	(298)
Cash and short term investments at 1 January 2009	1,165	1,456
Foreign exchange movements	10	7
Cash and short term investments at 31 December 2009	1,486	1,165

*	Including central finance subsidiaries.
**	Costs in respect of IGD hedge taken out in Q1 2009 to mitigate against further adverse movement in market indices from the lows experienced at that time.
Operating holding company cash flow for 2009 before dividend was £382 million, £42 million higher than for 2008. After dividend, the operating holding company cash flow was £38 million, £16 million lower than 2008 reflecting the higher dividend paid in 2009 and a higher scrip take-up in 2008.

The holding company received £688 million net remittances from business units in 2009, (including £506 million which relates to long-term business operations) up from £515 million in 2008, with increased contributions from the UK and Asia businesses partly offset by lower remittances from the US operations.  The UK shareholder-backed business was cash flow positive in 2009, one year ahead of our previously announced target.

We have flexibility available in our management of the holding company cash flow from and to the different business units.  In 2009, we have utilised this flexibility to bring forward the cash emergence of the in-force value through the proactive use of financing techniques.

Capital invested in business units in 2009 was £226 million compared to £518 million for 2008. Injections into Asia and the UK were both down from 2008 levels, when higher injections into Asia were made to meet solvency requirements following market falls, and reflecting our disciplined approach to capital preservation in the UK.

Net interest paid in 2009 increased from £128 million to £214 million. £38 million of the increase was in respect of the two debt issues in 2009 and in addition interest received on central shareholders' funds fell by £48 million due to falling interest rates.

Tax received in 2009 was £71 million, down £59 million from 2008, due to lower UK taxable profits available for offset.  Payments for corporate activities at £163 million were £14 million lower, mainly due to the non-recurrence of 2008 costs relating to the investigation of the potential reattribution of the inherited estate.

After corporate costs, there was a net cash inflow before dividend of £382 million in 2009 compared to £340 million for 2008. The dividend paid net of scrip, was £344 million in 2009 compared to £286 million in 2008. The take-up of scrip dividends in 2009 continued to be significant at £137 million (2008: £157 million).

As a consequence, overall, we reported a positive underlying cash inflow before exceptional items of £38 million in 2009. There were also two exceptional payments. We paid £125 million in connection with the sale of the Taiwan agency business to China Life Insurance Company Ltd of Taiwan, which comprised of £45 million to purchase a 9.99 per cent stake in that company and £80 million for transaction related expenditure including restructuring costs

In the first quarter of 2009, we incurred one-off exceptional costs in relation to an IGD hedge taken out in 2009 to mitigate against further adverse movement in market indices from the lows experienced at that time, with the transaction being executed by Jackson where the specialist skills reside for the particular types of instruments utilised and we have injected £235 million of capital into Jackson.

When taken in aggregate with the subordinated and Tier 1 debt raising net of repayments undertaken during 2009, the overall Holding Company cash balances at 31 December 2009 increased by £0.3 billion to £1.5 billion (2008: £1.2 billion).

BALANCE SHEET

Summary
		AER
	2009 £m	2008 £m
Investments	208,722	193,434
Holding company cash and short-term investments	1,486	1,165
Other	17,546	20,943
Total assets	227,754	215,542
Less: Liabilities
Policyholder liabilities	186,398	173,977
Unallocated surplus of with-profits funds	10,019	8,414
	196,417	182,391
Less: shareholders' accrued interest in the long-term business	(9,002)	(9,898)
	187,415	172,493
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,394	2,958
Other liabilities including minority interest	21,672	25,135
Total liabilities and minority interest	212,481	200,586
EEV basis net assets	15,273	14,956
Share capital and premium	1,970	1,965
IFRS basis shareholders' reserves	4,301	3,093
IFRS basis shareholders' equity	6,271	5,058
Additional EEV basis retained profit	9,002	9,898
EEV basis shareholders' equity (excluding minority interest)	15,273	14,956

The following sections focus on key areas of interest in the balance sheet.

Investments

	2009				2008
	PAR	Unit-	Shareholder-	Total	Total
	Funds £m	Linked and variable annuities £m	backed £m	Group £m	Group £m
Debt securities	47,327	8,848	45,576	101,751	95,224
Equity	29,962	38,620	772	69,354	62,122
Property investments	8,759	662	1,484	10,905	11,992
Commercial mortgage loans	145	-	4,489	4,634	5,473
Other loans	1,742	27	2,351	4,120	5,018
Deposits	9,638	746	2,436	12,820	7,294
Other investments	3,448	110	1,580	5,138	6,311
Total	101,021	49,013	58,688	208,722	193,434

Total investments held by the Group at 31 December 2009 were £ 208.7 billion, of which £101.0 billion were held by participating funds, £49.0 billion by unit-linked funds and £58.7 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £58.7 billion investments related to shareholder-backed operations, £3.9 billion was held by Asia long-term business, £28.9 billion by Jackson and £22.8 billion by the UK long-term business respectively.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £2.5 billion, £22.8 billion and £19.0 billion for Asia, the US and the UK long-term business respectively, of which 79 per cent, 93 per cent and 95 per cent are rated, either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.6 billion, of which Tier 1 holdings of UK bank securities is £153 million, with exposure being wholly within the UK long-term business. Within Tier 2, our exposure to UK banks is £0.9 billion, with exposure being £0.7 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

In addition £3.0 billion was held by asset management and other operations, of which £2.8 billion was managed by Prudential Capital, and a further £0.2 billion in central operations.

Policyholder liabilities and unallocated surplus of with-profits funds

	Asia £m	US £m	UK £m	Total £m
Shareholder-backed business
At 1 January 2009	12,975	45,361	33,853	92,189
Premiums	2,984	9,177	3,596	15,757
Surrenders	(840)	(3,255)	(1,577)	(5,672)
Maturities/Deaths	(89)	(733)	(2,092)	(2,914)
Net cash flows	2,055	5,189	(73)	7,171
Investment related items and other movements	2,811	2,986	5,023	10,820
Disposal of Taiwan agency business	(3,508)	-	-	(3,508)
Assumption changes	(67)	-	(46)	(113)
Foreign exchange translation difference	(1,216)	(5,225)	(57)	(6,498)
At 31 December 2009	13,050	48,311	38,700	100,061
With-profits funds
- Policyholder liabilities - Unallocated surplus				86,337 10,019
Total at 31 December 2009				96,356

Total policyholder liabilities including unallocated surplus at 31 December 2009				196,417

Policyholder liabilities related to shareholder-backed business grew by £ 7.9 billion from £ 92.2 billion at 31 December 2008 to £100.1 billion at 31 December 2009.

The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £7.2 billion in 2009, predominantly driven by strong inflows in the US (£5.2 billion) and Asia (£2.1 billion), as well as positive investment-related items of £10.8 billion, primarily reflecting the growth in global equity and bond markets during the year.

These increases were offset by foreign exchange movements of negative £6.5 billion, the disposal of the Taiwan agency business in June 2009 (negative impact of £3.5 billion) and a reduction in liabilities of £0.1 billion following assumptions changes primarily in Malaysia, namely £63 million relating to a consequential change in reserves following the adoption of a Risk-based Capital regime by the local regulator, (as previously highlighted), and the UK.

During 2009, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with profit funds on a statutory basis, increased from £8.4 billion at 31 December 2008 to £10.0 billion at 31 December 2009.

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 31 December 2009:

	2009			2008
	IFRS basis £m	Mark to market value £m	EEV basis £m	IFRS basis £m	Mark to market value £m	EEV basis £m
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,422	(71)	1,351	1,059	(546)	513
Subordinated notes (Lower Tier 2)	1,269	103	1,372	928	(191)	737
	2,691	32	2,723	1,987	(737)	1,250
Senior debt
2009	-	-	-	249	-	249
2023	300	8	308	300	(12)	288
2029	249	(14)	235	249	(53)	196
Holding company total	3,240	26	3,266	2,785	(802)	1,983
Jackson surplus notes (Lower Tier 2)	154	4	158	173	(19)	154
Total	3,394	30	3,424	2,958	(821)	2,137
Less: Holding company cash and short-term investments	(1,486)	-	(1,486)	(1,165)	-	(1,165)
Net core structural borrowings of shareholder-financed operations	1,908	30	1,938	1,793	(821)	972

The Group's core structural borrowings at 31 December 2009 totalled £3.4 billion on an IFRS basis, compared with             £3.0 billion at the end of 2008.  In May 2009, senior debt of £0.3 billion was repaid on maturity and new hybrid debt of £0.4 billion was issued. In July 2009 a further £0.5 billion of new hybrid debt was issued.  In addition there were exchange translation gains of £0.2 billion on foreign currency denominated borrowings in the period.

After adjusting for holding company cash and short-term investments of £1.5 billion, net core structural borrowings at 31 December 2009 were £1.9 billion compared with £1.8 billion at the end of 2008. The movement of £0.1 billion includes the gains of £0.2 billion mentioned above and the previously discussed positive cash flow of £38 million offset by the exceptional payments of £360 million.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme. As at 31 December 2009, we had issued commercial paper under this programme totalling £409 million, US$1,976 million, and EUR 449 million.  The central treasury function also manages our £5,000 million medium-term note (MTN) programme covering both core and non-core borrowings, under which the outstanding subordinated debt at 31 December 2009 was £835 million, USD750 million and EUR520 million, while the senior debt outstanding was £200 million and US$12 million.   In addition, our holding company has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between September 2011 and March 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2009.  The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings. At 31 December 2009, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 11.1 per cent, compared with 10.7 per cent at 31 December 2008.

Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+ (negative outlook), A2 (negative outlook) and A+ (negative outlook) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1+ respectively.

The financial strength of PAC is rated AA (negative outlook) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative outlook) by Fitch.

Jackson National Life's financial strength is rated AA (negative outlook) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative outlook) by Fitch.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were finalised in the second quarter of 2009.  The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010.  The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Accordingly, the total contributions to be made by the Group into the scheme, representing the annual accrual cost and deficit funding, has been reduced from the previous arrangement of £75 million per annum to £50 million per annum effective from July 2009.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation, deficit funding amounts of £7.3 million per annum designed to eliminate the actuarial deficit over a seven year period are being made from July 2009.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51million.  Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. F or PSPS, the terms of the trust deed restrict shareholders' access to any underlying surplus in the scheme.  Accordingly, under IAS 19, any underlying surplus is not recognised.  The financial position for PSPS recorded reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.  At 31 December 2009, the Group has not recognised its interest in the underlying PSPS IAS 19 surplus of £433 million net of related tax relief and has instead recognised a deficit funding obligation of £63 million net of related tax relief.   All amounts are based on the new funding arrangement described above.
Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

As at 31 December 2009, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £92 million liability net of related tax relief.  The total share attributable to the PAC with-profits fund amounted to a liability of £110 million net of related tax relief.

Financial instruments

The Group is exposed to financial risk through our financial assets, financial liabilities, and policyholder liabilities.  The key financial risk factors that affect us include market risk, credit risk and liquidity risk.  Information on our Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in our Risk and Capital Management section of the Business Review and the financial statements.

Further information on the sensitivity of our Group's financial instruments to market risk and our use of derivatives is also provided in the financial statements.

RISK AND CAPITAL MANAGEMENT

Introduction

As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group's risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

RISK OVERSIGHT

Group risk appetite
We define and monitor aggregate risk limits for our earnings volatility and our capital requirements based on financial and non-financial stresses:
(a)  Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of our earnings is consistent
with our stakeholders' expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with our funding strategies. The two measures we apply to monitor the volatility of our earnings are
European Embedded Value (EEV)

operating profit and
International Financial Reporting Standards (
IFRS) operating profit, although EEV and IFRS total profits are also considered.

(b)  Capital
requirements
: the limits aim to ensure that (a) the Group meets its internal economic capital requirements, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures we apply are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements.  In addition, we also monitor capital requirements on a local statutory basis.

Our risk appetite framework forms an integral part of our annual business planning cycle. Our Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates the Group's aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

Local limits are agreed with each of the business units to ensure that the aggregate risk exposure remains within the defined Group-level risk appetite.  Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Executive Risk Committee (GERC).

We use a two-tier approach to apply the limits at business unit level. Firstly, we calculate business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plans proposed by individual business units.

In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between GERC and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilised, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached.

Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite.  In addition to business unit operational limits on credit risk, we set counterparty risk limits at Group level. The limits on our total Group-wide exposures to a single counterparty are specified within different credit rating 'categories'. Group Risk and the GERC monitor our actual exposures against these limits on a monthly basis.

Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units.
Risks are broadly categorised as shown below.

Category	Risk type	Definition
1. Financial risks	(a) Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	(b) Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	(c) Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance cash flows. This includes the impact of adverse mortality, morbidity and persistency experience.
	(d) Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
2. Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

1.    Financial Risks

(a)   Market Risk

i)     Equity risk

In the UK business, most of our equity exposure is incurred in the with-profits fund which includes a large inherited estate estimated at £6.4 billion as at 31 December 2009 (2008: £5.4 billion), which can absorb market  fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.
In the course of 2009 we have reduced the with-profit fund's exposure to UK equities whilst increasing the proportion of fixed income assets.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefits (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 47 per cent of the book, and minimum income benefits (GMIB) on only 8 per cent. To protect the shareholders against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance.  Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, buy fewer guarantee products compared to the industry as a whole. We are able to meet the needs of these customers because our unique and market leading operational platform allows us to tailor more than 1,400 product combinations.

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average, because we seek to sell at a price capable of funding the cost we incur to hedge or reinsure our risks.

We use a macro approach to hedging that covers the entire equity risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result.  Accordingly, while its hedges are effective on an economics basis, due to different accounting treatment for the hedges and some of the underlying hedged items, the reported income effect is more volatile.  For Jackson's variable annuities guaranteed benefits and related hedges, while there has been some volatility of results in 2008 and 2009, there has been a small cumulative net operating loss of £7 million over the 24 month period, reflecting the overall effectiveness of the hedging program.

ii)    Interest rate risk

Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

Interest rates primarily impact our Asia, US and UK with-profits businesses. Following the sale of the agency-based business in Taiwan, the exposure to interest rate risk in Asia has significantly reduced. The remaining risk in the region relates mostly to guarantees on traditional shareholder-backed life products and asset-liability mismatches, driven by limited availability of long-term assets in some territories. This exposure is monitored and managed carefully on an ongoing basis, for example by setting clear limits on duration risk set in the investment guidelines. We have a range of risk mitigation options available that would help to reduce the exposure to interest rate movements.

In the US there is interest rate risk across the portfolio. We manage fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually.

In the UK
the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact of any residual cash flow mismatching can be adversely affected by changes in interest rates, therefore the mismatching position is regularly monitored.

iii)   Foreign exchange risk

Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting Group capital or shareholders' interest, this exposure is hedged if we deem it economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

(b)   Credit risk

Debt Portfolio

Our debt portfolio on an IFRS basis was £101.8 billion at 31 December 2009. £45.6 billion of these assets backed shareholder business, of which 93 per cent were investment grade, compared to 96 per cent at 31 December 2008. This change was a result of downgrades, largely occurring in March and April, with the pace of downgrade significantly slowing subsequently.  Sovereign debt backing shareholder business represented 11 per cent of the portfolio, or £4.9 billion at 31 December 2009
, 67 per cent of this was AAA and 91 per cent investment grade.  Eurozone sovereign exposures backing shareholder business were £3.1 billion at 31 December 2009, 98 per cent of these were AAA rated.  Of the remaining 2 per cent, the highest exposure was in respect of Italy (£55 million) and Spain (£1 million) whilst there was no exposure to Greece, Portugal or Ireland.

Asia

Asia's debt portfolio totalled £10.0 billion at 31 December. Of this, approximately 75 per cent was invested in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 25 per cent is shareholder exposure and is invested predominantly (79 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2009.

UK

The UK's debt portfolio on an IFRS basis is £67.8 billion as at 31 December 2009, including £42.3 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.4 billion in unit linked funds where the shareholders' risk is limited, with the remaining £19.0 billion backing the shareholders' annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 19 per cent BBB and 3 per cent non-investment grade.)

On a statutory (pillar 1) basis we have held prudent credit reserves within the UK shareholder annuity funds of £1.6 billion to allow for future credit risk.  For Prudential Retirement Income Limited (PRIL) this allowance is set at 71bps at 31 December 2009 (2008: 80bps). This now represents 41 per cent of the portfolio spread over swaps compared to 31 per cent as at 30 June 2009 and 25 per cent as at 31 December 2008. A low level of new defaults (£11 million) were reported on the debt portfolio held by the UK shareholder backed annuity business in 2009.

During the second half of 2009 we materially reduced our holdings in subordinated financial debt backing our annuity business, which has improved the overall credit quality of our bond portfolios.  This has resulted in gross losses of £254 million on shareholder-backed business and £80 million on policyholder backed business.
 On a Pillar I basis these losses have been fully offset by a reduction in long term default reserves of £180 million shareholder / £31 million policyholder that arose as a result of the improvement in the quality of our remaining bond portfolios and a further £74 million shareholder / £49 million policyholder release of short term default reserves which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in an overall pre-tax operating loss of £51 million shareholder / £32 million policyholder.

US

The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 31 December 2009 Jackson's fixed income portfolio totalling £22.8 billion, comprised £16.5 billion Corporate Debt, £2.1 billion of Commercial Mortgage Backed Securities (CMBS), £3.3 billion of Residential Mortgage Backed Securities (RMBS) and £0.9 billion of other instruments.

The US Corporate Debt portfolio of £16.5 billion is 94 per cent investment grade. Concentration risk is low, with the top ten holdings accounting for less than 7 per cent of the portfolio. The non-investment grade portfolio is also well diversified with an average holding of £8 million. Our largest sector exposures in the investment grade portfolio are  Utilities and Energy both at 15 per cent. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £3.3 billion, the agency guaranteed portion is 60 per cent. Another 21 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £466 million of which £373 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £93 million.  The total RMBS portfolio has an average fair value price of 78 cents in the dollar.

The CMBS £2.1 billion portfolio is performing strongly, with 46 per cent of the portfolio rated AAA and less than 1 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In Jackson total amounts charged to profits relating to debt securities was £631 million (2008: £624 million).  This is net of recoveries/reversals recognised in the year of £5 million (2008: £3 million).

In 2009, Jackson's total defaults were less than £1 million (2008: £78 million).  In addition, as part of our active management of the book, we incurred net losses of £6 million (2008: £130 million) on the sale of impaired bonds.

IFRS write-downs excluding defaults for the year were £630 million compared to £419 million in 2008.  Of this amount £509 million (2008: £167 million) was in respect of RMBS securities.

The impairment process reflects a rigorous review of every single bond and security in our portfolio.  The accounting requires us to book full mark-to market losses on impaired securities through our income statement.  However we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at 31 December 2009, 93 per cent of Jackson's total debt portfolio of £22.8 billion consisted of investment grade securities and 7 per cent were non-investment grade.

Asset Management

The debt portfolio of the Group's asset management operations of £1.2 billion principally comprises £1.1 billion related to Prudential Capital operations. Of this amount, debt securities of £1.1 billion were rated AAA to A- by S&P or Aaa by Moody's.

Loans

Of the total Group loans of £8.8 billion at 31 December 2009, £6.9 billion are held by shareholder-backed operations comprising of £4.5 billion commercial mortgage loans and £2.4 billion of other loans.

Of this total held by shareholder-backed operations, the Asian insurance operations held £0.4 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are investment graded by two local rating agencies. The US insurance operations held £4.3 billion of loans, comprising £3.8 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £0.8 billion of loans, the majority of which are mortgage loans collateralised by properties.

The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital. The bridging loan assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process, with the majority being rated BBB+ to BBB-.

Unrealised Credit Losses in the US

Jackson's net unrealised position moved from a loss of £2,897 million at 31 December 2008 to a net gain of £4 million at 31 December 2009 as the markets rebounded from the historically wide spreads at the end of 2008.  The gross unrealised loss position moved from £3,178 million at 31 December 2008 to £966 million at 31 December 2009.  Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £594 million at 31 December 2009 compared to £1.9 billion at 31 December 2008.

(c)   Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. We continue to conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship
-
either assumed or historically observed
-
between persistency and investment returns, and for the resulting additional risk.

(d)   Liquidity risk

The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, of which, in February 2009, we renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years. We also have two £100 million undrawn bilateral committed banking facilities expiring in 2011 and 2012, with the balance being an annually renewable £500 million committed securities lending facility.  In addition the Group has access to liquidity via the debt capital markets, which was demonstrated most recently through the two hybrid instruments, £400 million of Lower Tier 2 debt issued in May, US dollar 750 million (approximately £455 million) of Innovative Tier 1 debt issued in July and a £ 250 million senior 3-year MTN issued in January 2010. Liquidity is also assessed at business unit level under base case and stressed assumptions.  The liquidity resources available have been assessed to be sufficient under both sets of assumptions.

2.    Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory, including tax, regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.

We use the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance programme.

CAPITAL MANAGEMENT

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Our capital position has been further strengthened during 2009, driven by our prudent but proactive risk management. Our IGD capital surplus is estimated at £3.4 billion at 31 December 2009 (
before allowing  for the 2009 final dividend)
giving an estimated solvency ratio of 270 per cent. This compares to a surplus at 31 December 2008 (before allowing for the 2008 final dividend) of £1.5 billion and a solvency ratio of 152 per cent. The positive movement of £1.9 billion during 2009 mainly comprises:

·	Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.1 billion.
·	The impact of the sale of our agency distribution business in Taiwan of £0.8 billion
·	Hybrid debt issues in May and July 2009, totalling £0.9 billion
·
Additional recognition of £0.4 billion of surplus  in respect of part of the shareholders' interest in the future transfers from the PAC with-profit fund, recognition of £0.2 billion of future profits in the UK and Hong Kong and other intra-group capital efficiencies of £0.3 billion.

Offset by:
·	Final 2008 dividends, net of scrip, of £0.2 billion and interim 2009 dividends, net of scrip, of £0.1 billion
·	External financing costs and other central costs of £0.6 billion
·	Credit related impairments and default losses in the US of £0.4 billion
·	Impacts arising from regulatory changes of £0.2 billion
·	Foreign exchange movements of £0.3 billion.

We have strengthened our IGD capital position in challenging markets. We continue to have further options available to us to manage available and required capital. These could take the form of either increasing available capital (for example, through financial reinsurance or debt issuance) or reducing required capital (for example, through the level and the mix of new business, notably by maintaining pricing discipline and through the use of other risk mitigation strategies such as hedging and reinsurance).

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds, which protects our capital position in excess of the IGD surplus, has been strengthened to £1.6 billion (from £1.5 billion at 30 September 2009). This reserve is equivalent to 71 bps per annum over the lifetime of the assets.

During the severe equity market conditions experienced in the first quarter of 2009 the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes.  The hedge contracts have expired and not been renewed.

Stress testing

As at 31 December 2009, the impact of an instantaneous 20 per cent fall in equity markets levels (which is equivalent to the worst historic daily fall in the S&P index), would reduce IGD surplus by £150 million. Were equity markets to fall by more than 20 per cent, we believe that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which we would be able to put into place mitigating management actions. For example, we have estimated that the impact (net of mitigating management actions) of an additional 20 per cent fall in equity markets over a four week period following an instantaneous 20 per cent fall would be an estimated reduction in the IGD surplus of a further £350 million.

In summary, the findings of our stress testing and sensitivity analysis, which are part of the continual process of assessing the resilience of the Group's IGD capital position to withstand significant further deterioration in market conditions include:

·	An instantaneous 20 per cent fall in equity markets from 31 December 2009 levels would reduce IGD surplus by £150 million.
·	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £500 million.
·	A 150bps reduction (subject to a floor of zero) in interest rates from 31 December 2009 would reduce the IGD surplus by £400 million.
·	Credit defaults of ten times the expected level would have an impact of £550 million in excess of the annual reserve release.

We believe that the results of these stress tests, together with our Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand possible significant further deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'.  The Solvency II Directive, which sets out the new solvency framework for insurers in the European Union, was formally approved by the Economic and Financial Affairs Council in November 2009.  The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements.  Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the Regulator as part of the supervisory review process.  Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies.  Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

The European Commission has already initiated the process of developing the detailed rules that complement the high-level principles in the Directive, referred to as 'implementing measures'.  These are subject to a consultation process that is not expected to be finalised until late 2011.

In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process.  Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Fora, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA).

Many of the issues being actively debated have received considerable focus both within the industry and from national bodies.  However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.  There is also a risk that the effect of the measures finally adopted could be adverse for the Group including potentially a significant increase in the capital required to support the UK annuity business.

Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group.  The activity of the local Solvency II teams is being coordinated by Group Head Office to achieve consistency in the understanding and application of the requirements.

Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we prepare for the initial stage of the approval process for the internal model.

Capital allocation

Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level.  The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions
-
such as a material derivative transaction
-
are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

BUSINESS UNIT REVIEW -

Insurance Operations

Asia

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
APE sales	1,261	1,216	4%	1,350	(7%)
NBP	713	634	12%	711	0%
NBP margin (% APE)	57%	52%		53%
NBP margin (% PVNBP)	11.4%	9.7%		9.7%
Total EEV basis operating profit*	1,105	1,213	(9%)	1,379	(20%)
Total IFRS operating profit*	416	257	62%	290	43%

*	Operating profit from long-term operations excluding asset management operations, development costs, Asia regional head office expenses and the sold Taiwan agency business

Introduction

Asia is home to 60 percent of the world's population and, given its impressive economic transformation over the last few years, the region now has an increasingly significant role in the global economy. This is translating into the rapid emergence of an increasingly urbanised and wealthy mass affluent sector that generates outstanding growth potential in retail financial services as people look to protect their financial well being and manage their savings in more sophisticated and efficient ways.

The word 'Asia' is used extensively and broadly to describe what is, in fact, a highly diverse region of the world. This diversity exhibits itself in myriad ways: culture, religion, politics, wealth and distribution of wealth and not least language. Furthermore, within the financial services sector there are complex legal and regulatory environments which vary materially by country. These are important considerations for any business with aspirations to develop businesses in Asia.  While there are undoubtedly commonalities and opportunities for synergy across the region, a 'one size fits all' approach will generally produce suboptimal results. Prudential's understanding of Asian diversity, as well as our own diversity in terms of geographic presence, distribution channels and product continue to be key factors in the success of our life insurance and asset management businesses.

The concept that Asian economies are decoupling from Western economies is a point for continued debate, but external indicators suggest that Asia is recovering more quickly from the recent global financial crisis. Sound fundamentals coupled with aggressive stimuli have enabled most Asian economies to outperform the developed Western markets over the course of 2009. So long as inflation remains under control, we expect the Asian central banks are likely to resist currency appreciation and maintain low interest rates. We anticipate that capital flows into Asia should increase as Asia's GDP growth continues to outpace the rest of the world.

Market Overview

Asia's life insurance industry saw a sharp decline in new business premiums during the first half of 2009 with investment linked and single premium products particularly impacted. However, balance sheets have generally remained robust and there have been no significant failures of insurance companies in the region.

Overall the competitive landscape for the life sector in Asia has remained fairly static, except for Taiwan where issues regarding the valuation of back books with high guaranteed interest rates have caused some European players to re-evaluate their strategies. Prudential ceased the distribution of life insurance through tied agents in Taiwan in 2009 with the transfer of its agents and sale of their associated back book to China Life (Taiwan). A number of smaller regional players with subscale operations are also reported to be considering exits. Prudential acquired UOB Life in Singapore in the early part of 2010. On 15 February 2010 Prudential suspended writing new business in Japan but will continue to manage its existing in-force book.

The region's life insurance regulators are generally inherently conservative and have watched the collapse of purportedly sophisticated Western models of risk and capital management in the banking sector with interest. They are under pressure to ensure these 'mis-steps' are not replicated in their markets and so although regulators have been raising standards for quality of sales advice, product transparency and service for several years, this emphasis has generally increased post-crisis. Prudential views any measures taken to improve standards and enhance the reputation of the industry positively as we believe we already manage our businesses to a market-leading standard.

Initiatives in 2009

The over-arching objective for Prudential in Asia is to continue building profitable scale. The strategic priorities articulated in December 2006 were expanding distribution and improving productivity together with continuing product innovation with a focus on retirement, health and protection segments. These remain relevant in the current environment and are being actively pursued. While a key measure of success is market out performance in terms of new business growth, we have continued our disciplined approach to growth and do not pursue volume for its own sake. Profitability and return on capital are fundamental to this discipline.

The key components of our strategy include agency distribution scale and productivity. During 2009 total agent numbers at 410,000 remained roughly in line with 2008's 413,000.  Underlying this small decrease is a reduction of 41,000 non-productive agents in India as that agency force undergoes a period of consolidation and focus on productivity following the rapid branch expansion of prior years. Elsewhere in the region we added a total of 38,000 agents representing growth of 30 per cent over 2008. Throughout 2009 agent activity remained around 2008 levels, a testament to the resilience of this distribution channel in a difficult environment. However, average premiums per policy declined as the proportion of sales derived from health and protection products increased (while these products have high new business margins, they tend to have lower average premiums). More recently the trend for average premiums per case reflects a return to 2008's pre-crisis levels.

Prudential is one of the pioneers in partnership distribution in Asia.  Our unique model includes locating Prudential employed and managed sales people, known as Financial Service Consultants (FSC), in key branches of our bank distribution partners. Despite challenging market conditions, FSC sales for 2009 totalled £181 million, representing an increase of 26 per cent over 2008. Prudential has distribution relationships with over 75 institutions across Asia including Standard Chartered Bank, E.Sun Bank and our joint venture partners ICICI in India and CITIC in China. On 6 January 2010 we announced an important distribution agreement with UOB Group covering Singapore, Indonesia and Thailand.

Our focus on health and protection products has been particularly successful in a number of respects.  Health and protection products are important for the customers who buy them and the distributors who sell them. The proportion of health and protection products in our total APE mix increased to 29 per cent in 2009, up from 24 per cent in 2008.  Higher average new business margins for health business translated into solid returns for shareholders, and health products accounted for over 50 per cent of the total new business profit generated in 2009. Prudential was honoured as Asia Pacific's Health Insurer of Year in 2009 by Frost and Sullivan.

Prudential currently insures over 10 million life insurance customers in Asia. While we continue to focus aggressively on the acquisition of new customers given the generally low penetration rates, we are equally focused on strengthening and deepening our relationships with our existing customers.  We are developing advanced data mining and profiling capabilities which provide us with a better understanding of which customers need which products and when. Around 40 per cent of new business came from existing customers in 2009 (excluding India), up from 25 per cent in 2008. Our customer retention rate was 90 per cent in 2009, a one per cent improvement over 2008.

Financial Performance

Although some challenges remain in the Asian economies, there are encouraging signs that the recovery is well underway.  Importantly, consumer confidence is returning to the retail financial services sector. Prudential had its highest ever quarter in terms of new business volumes during the fourth quarter of 2009 at £415 million up 42 per cent and 45 per cent from the third quarter of 2009 and the equivalent quarter in 2008 respectively, driven by a continued improvement in sentiment. Full year new business results of £1,261 million represent a growth rate of 4 per cent over 2008.

Agency remains our largest distribution channel, accounting for 63 per cent of new business, in line with 2008.  Distribution through bank partnerships account for 24 per cent of new business, up from 22 per cent in 2008.  The proportion of higher margin regular premium business in the mix grew to 93 per cent compared to 89 per cent in 2008.  It is important to note that while market conditions did drive down single premium volumes in 2009 the single premiums sales total for 2008 included exceptional volumes of Central Provident Fund (CPF) related business in Singapore. Volumes of unit-linked business in 2009 were suppressed due to consumer concerns over capital markets, but nevertheless these products remain the single largest element of our product mix at 41 per cent of total APE for full year 2009 compared to 55 per cent in 2008. As noted earlier, the proportion of higher margin health and protection products has increased to 29 per cent for 2009, up from 24 per cent in 2008.

As in the past, we have maintained our strict pricing and value disciplines and have not succumbed to the temptation to drive sales results with low margin products. New business market share statistics for full year 2009 are not yet available but based on our estimates and market intelligence we expect to have retained our top three positions in seven out of our 11 life markets.

Average new business profit margins have increased from 52 per cent for 2008 to 57 per cent for 2009. The major drivers of this increase are a shift in average country mix where we have seen lower proportions of new business from the lower margin markets of Korea and India and the positive impact of the shift in product mix towards higher margin health and protection products. Total new business profits of £713 million are up 12 per cent over 2008.  Despite the unforeseen and very challenging environment, we have exceeded the target we set in December 2006 of doubling 2005 new business profits by 2009 by £39 million.

As reported at the interims, during the first half of 2009 we did see a deterioration of persistency, principally in Korea, and we reported adverse assumption changes and experience variances to reflect this. During the second half of 2009, the situation has improved as a result of management actions and an improvement in market conditions. During the second half only an additional £47 million of assumption changes and experience variances relating to persistency were incurred, resulting in a full year charge of £154 million. Overall assumption changes and experience variances for 2009 netted out at a charge of £97 million, representing an improvement from the charge of £124 million reported at the half year. Given the scale of the EV shareholder funds of the long-term business at £5.8 billion, these experience variances and assumption changes remain small. The contribution to in-force earnings arising from the unwind of the discount rate and other operating investment returns amounted to £489 million, up 20 per cent on prior year, reflecting the growing scale of the business.

Prudential Asia Life reported record IFRS profits of £416 million for 2009, an increase of 62 per cent over 2008. This includes the impact of reserve releases in Malaysia following the introduction of RBC of £63 million. Excluding this one-off, the growth rate for IFRS profit was 37 per cent.  Aside from Japan and Taiwan where we are working through fundamental changes in our business models and except for Thailand that made a small loss, all our life operations are generating IFRS profits. Our life insurance joint venture with ICICI in India generated its first IFRS profit since the inception of the business in 2001.

New business strain on the IFRS basis is 6.2 per cent of APE compared to 8.0 per cent reported in 2008. The main driver is change in country mix with lower proportions of new business from India and Korea. IFRS profits from the inforce book of £494 million are 22 per cent ahead of 2008 excluding the impact of the reserve release in Malaysia.

We continue to manage our investment in new business, focusing on value creation.  New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average pay back period of 3 years.

The Asian Life Businesses remain net remitters of cash to the Group at £80 million.

Looking at individual countries:

In
China
, new business volumes for 2009 of £45 million are up 18 per cent on 2008 principally driven by bancassurance. CITIC-Prudential remains one of the leading foreign joint ventures and we continue to pursue our strategy of quality sales and sustainable value creation rather than chasing short term volumes. China is a critically important strategic market for Prudential.

Hong Kong
delivered an exceptionally strong fourth quarter of £91 million of new business volumes, up 65 per cent on the third quarter of 2009 and up 98 per cent on the equivalent quarter of last year. This was driven by continuing improvements in agency productivity along with strong recovery of the bank channel. Full year new business for Hong Kong was £241 million, up 18 per cent over 2008. Prudential remains amongst the top three positions in Hong Kong based on new business premium market share and is the only top player with distribution channel diversity.

Following a slow start to 2009, given the impacts of the market turbulence on customer confidence in
India
, ICICI-Prudential has seen an encouraging resurgence in new business volumes during the fourth quarter. Prudential's fourth quarter new business volumes of £52 million (reflecting our 26 per cent ownership) is up 30 per cent on the third quarter. Agency recruitment has slowed as our branch expansion programme has now been successfully completed. The proportion of business derived from bank distribution continues to increase and now stands at 30 per cent for 2009 compared to 25 per cent for 2008. The operation remains India's leading private sector life insurer.

Growth in
Indonesia
remains on track with the fourth quarter of £64 million of new business volumes up 49 per cent on the third quarter of 2009 and up 36 per cent on the equivalent quarter of last year. Full year new business in Indonesia of £190 million represented an increase of 8 per cent on 2008. Agency manpower continues to be the main driver of growth with over 20,000 new agents added during the year. Takaful linked products remain a significant contributor at 25 per cent of the new business mix. Prudential is the market leader in Indonesia in the life insurance industry.

As seen earlier during 2009, the market in
Korea
remains very challenging and although the crisis has impacted results, a key contributor to the 44 per cent decline in new business volumes in the year to £122 million is our unwillingness to compete in the low margin, high capital guaranteed products sector.

Our traditional and takaful businesses in
Malaysia
had a record 2009 with fourth quarter volumes of £62 million, nearly double the third quarter and 72 per cent higher than the equivalent quarter of 2008. Agency momentum in terms of recruitment and productivity are key drivers of the results, but there was also a significant uptake due to a recovery in the local capital markets during the fourth quarter. Full year new business volumes for 2009 of £146 million is an impressive 43 per cent increase over 2008. Although comprehensive market statistics are unavailable we believe we are one of the leading life insurers in Malaysia

Singapore
also had a very strong finish to 2009 closing the year with new business volumes up 14 per cent at £128 million. Fourth quarter new business sales of £48 million were up 66 per cent on the third quarter and 85 per cent higher than the equivalent quarter of last year.  Improved sentiment, plus increases in agency productivity and new non par products drove this very strong result. We anticipate holding our market leading position in Singapore.

Following our exit from the agency channel in 2009,
Taiwan
is now successfully focussed on bank distribution principally with partners E.Sun and Standard Chartered Bank. New business volumes of £107 million for the year are up a significant 84 per cent on prior year from this channel and Taiwan remains a material contributor to Asia's results.

Vietnam
delivered a very strong result in 2009, up 36 per cent on prior year, driven by improvements in agency productivity. Although small, both
Philippines
and
Thailand
delivered reasonable results given the challenging market conditions. As announced on 15 January, PCA Life
Japan
has suspended writing new business.

US operations

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
APE sales	912	716	27	846	8
NBP	664	293	127	347	91
NBP margin (% APE)	73%	41%		41%
NBP margin (% PVNBP)	7.3%	4.1%		4.1%
Total EEV basis operating profit*	1,233	586	110	693	78
Total IFRS operating profit*	459	406	13	480	(4)
* Based on longer term investment returns and excludes broker-dealer, fund management and Curian

Introduction

The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers reach retirement age, their retirement assets will shift from asset accumulation to income distribution
.
There are already $2 trillion of assets generating retirement income in the US
¾
and this amount is forecast to rise to some $7 trillion by 2029.

During 2009, the US financial services industry continued to face an array of challenges.  After the S&P 500 index fell to a 12-year low in March, it rebounded and ended the year up 23.5 per cent (compared to a 38.5 per cent decline in 2008).  Governmental interest rates increased but remained at historic lows, and rating agencies downgraded the financial strength ratings of many of the largest US insurance companies.

Further uncertainty arose early in the year as several companies scaled back their product offerings due to capital constraints which, combined with the financial strength downgrades, caused consumers to question the long-term financial stability of product providers.  At the same time, tightening credit spreads and the rally in equity markets throughout the last nine months of the year created more favourable market conditions for the sale of variable annuities.  These developments in the annuity market provided a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set.

Prudential's US business, Jackson, benefited significantly from this flight to quality in the US annuity market.  Our strategy continues to target increasing volumes in variable annuities in line with the goal of capital preservation.  As Jackson focused on optimizing the balance between new business profits and capital consumption, no institutional sales were made during the full year of 2009.

Initiatives in 2009

Distribution

The success in the marketplace of Prudential's US business, Jackson, continues to be driven by our industry-leading distribution organisation and product innovation, coupled with our sound evaluation of product economics. Our long-term goals for Jackson include the continued and profitable expansion of our share of the US annuities and retail asset management markets, which we plan to achieve by building on our advantaged position in the advice-based distribution channels. Ongoing profitable growth in Jackson's share of the US annuities market largely depends on the continued enhancement and expansion of our existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

The annuity industry is consolidating to the strongest players, and this consolidation has contributed to a substantial increase in Jackson's distribution relationships.  We have experienced a large influx of new advisers this year, increasing our licensed agent and registered representative count by more than 30,000 to 117,453, which has driven significant increases in market share for Jackson, particularly in variable annuities.  Jackson signed a distribution agreement with Merrill Lynch, which began selling Jackson products in late 2009.

Many baby boomers are increasingly seeking advice to help them recover the losses suffered during the crisis.  With strong growth in our distribution relationships in advice-based channels, Jackson is well positioned to benefit from this trend.

Innovation

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality and cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. We offer products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they truly desire. In our view, leveraging this advantage is a more sustainable long-term strategy than competing on price
-
Jackson will not sacrifice product economics for a short-term increase in market share.

During 2009, Jackson maintained its track record of continued product innovation by enhancing our variable annuity product line by offering a bonus variable annuity and six new portfolio investment options. We also continued to modify our Guaranteed Minimum Withdrawal Benefits (GMWBs).

Customer service

The significant increase in new business in 2009, following the difficult market conditions in 2008, resulted in higher call volume to our service centres. Despite this increased workload, we continued to demonstrate the ability to service investors' and advisers' needs accurately and efficiently, by once again earning recognition as a World Class service provider in the Service Quality Measurement Group's (SQM) latest benchmarking study of North American service centres. Historically, only 5 per cent of service centres receive World Class designation, but 2009 marked the fifth year that Jackson has achieved World Class status. We also earned SQM's 'Highest Customer Satisfaction by Industry' award for having the highest rate of customer satisfaction in the financial services industry.  During 2009, Jackson created a series of educational presentations and materials designed to address the concerns that advisers were facing in such a challenging economic environment. In Financial Research Corporation's 2009 Advisor Insight study, Jackson ranked number one in overall adviser satisfaction with marketing effectiveness.

Financial performance

Jackson delivered
record APE sales
in 2009 of £912 million, representing a 27 per cent increase over 2008 at actual exchange rates.  It was also the highest level of total sales in the company's history even though we sold no institutional products.  The strong momentum seen in the first half of the year continued, as second half sales of £5.1 billion were 34 per cent higher than the first half of 2009 and 64 per cent higher than the second half of 2008.  We have maintained our pricing discipline and continued to write business at very attractive Internal Rates on Return in excess of 20 per cent and with payback periods of 2 years.

Jackson ranked 4th in
total annuity sales
with a market share of 5.3 per cent in the first nine months of 2009, up from 11th and a market share of 4.0 per cent for 2008.

Variable annuity
APE sales of £639 million in 2009 were 83 per cent higher than 2008 at actual exchange rates and the highest level of variable annuity sales in the company's history.  Jackson's strong variable annuity sales performance was due primarily to the equity market rally that began in the second quarter of 2009, the relative consistency of Jackson's product offering and continued disruptions among some of our major competitors.  Jackson ranked 4th  nationally in new variable annuity sales during the first three quarters of 2009, with a market share of 7.3 per cent, up from 12th with a market share of 4.3 per cent at the end of 2008.  During the first nine months of 2009, the latest period for which statistics are available, Jackson ranked second in variable annuity net flows and experienced the lowest level of outflows, as a percentage of variable annuity inflows, in the industry.

Fixed index annuity
(FIA) APE sales of £143 million in 2009 were up 186 per cent over 2008.  Sales in the fourth quarter of £378 million were 111 per cent higher than the same quarter in 2008.  Industry FIA sales have increased due to higher customer demand for products which offer guaranteed rates of return with additional upside potential linked to stock market index performance.  Additionally, Jackson's FIA sales have benefited from the company's consistent financial strength ratings and further disruptions among some of the top FIA sellers.  Jackson ranked fifth in sales of FIAs during the first three quarters of 2009, with a market share of 7.1 per cent, up from 9th with a market share of 3.5 per cent at the end of 2008.

Jackson's strategy of containing
fixed annuity
volumes to achieve capital preservation resulted in APE sales of £105 million, 39 per cent lower than 2008.  Sales in the fourth quarter of £212 million were 51 per cent higher than the third quarter of 2009 and 64 per cent lower than the fourth quarter of 2008.

Total
retail annuity net flows
of £5.0 billion for 2009 represent a 115 per cent increase on the same period in 2008 at actual exchange rates, reflecting the impacts of record sales and continued low levels of surrender activity.

EEV basis new business profits of £664 million were 127 per cent higher than in 2008, reflecting a 27 per cent increase in APE sales and a significant shift in the mix of business toward variable annuities. Total new business margin was 73 per cent, significantly higher than the 41 per cent achieved in 2008.

New business spread assumptions have increased for some products as a result of decreases in crediting rates on new business, which were lowered in an effort to reduce sales and conserve capital.  Such high spreads are unusual and tied to the unique economic environment.

The variable annuity new business margin increased from 43 per cent in 2008 to 81 per cent in 2009, arising from updated assumptions, revised benefits and higher take-up rates on the higher margin guaranteed withdrawal benefits.

The FIA new business margin decreased slightly from 53 per cent in 2008 to 51 per cent in 2009, as a result of the increased risk discount rate more than offsetting increased assumptions.

The fixed annuity new business margin increased from 37 per cent to 57 per cent, as a result of wider spread assumptions offset to some extent by an increase in the risk discount rate.

There was no new institutional business as Jackson restricted sales in this business line in order to conserve and direct capital to higher margin variable annuity business.

Total EEV basis operating profit for the long-term business in 2009 was £1,233 million, compared to £586 million in 2008. In-force EEV profits of £569 million were 94 per cent higher than the 2008 profit of £293 million, reflecting both the greater contribution to earnings from the unwind of the discount rate and the beneficial impact of updating the assumption relating to GMWB utilisation rates to reflect recent experience studies.

IFRS operating profit for the long-term business was £459 million in 2009, up 13 per cent over the £406 million in 2008. The expected charge from the negative accounting effect of rising equity markets and interest rates on derivative instruments supporting Jackson's variable annuity business has been more than offset by the absence of the accelerated DAC amortisation experienced in 2008 and the effect of movements in exchange rates.  Since Jackson hedges the economics of the product rather than the accounting result, there will naturally be some volatility in the reported results due to equity market and interest rate movements. As evidence of the effectiveness of Jackson's hedging programme, over the cumulative 24 month period of 2008 and 2009, which included a historic decline and partial recovery of equity markets as well as significant interest rate movements, Jackson's VA guaranteed benefits and related hedges resulted in a net operating loss of £7 million.

At 31 December 2009, Jackson had more than £55 billion in total assets, including £21 billion in separate account assets.

Jackson recorded impairment write-downs and credit related losses on debt securities net of recoveries of £631 million in 2009, of which £499 million arises on residential mortgage-backed securities.

Gross unrealised losses moved from £3,178 million at 31 December 2008 to £966 million at 31 December 2009 as the markets rebounded from the historically wide spreads at the end of 2008.
The net unrealised position moved from an unrealized loss of £2,897 million at 31 December 2008 to a net unrealised gain of £4 million at 31 December 2009.

Jackson's statutory basis total adjusted capital of £2.5 billion is more than eight times the regulatory required risk-based capital at the authorised control level.  The Michigan Insurance Commissioner granted Jackson a permitted practice that allowed Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required.  The effect of this permitted practice was to increase statutory total adjusted capital by £117 million at 31 December 2009.  This equates to a RBC percentage in excess of 400 per cent.

UK operations

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
APE sales	723	947	(24)	947	(24)
NBP	230	273	(16)	273	(16)
NBP margin (% APE)	32%	29%		29%
NBP margin (% PVNBP)	3.9%	3.4%		3.4%
Total EEV basis operating profit	921	1,081	(15)	1,081	(15)
Total IFRS operating profit	657	589	12	589	12

Introduction

Prudential UK continues to focus on realising value from the opportunities created by the increasing need for retirement solutions. Prudential UK competes in selected areas of the UK's retirement savings and income markets where it believes that it can generate attractive returns from capital employed. In line with the Group's strategy, the business continues to place great emphasis on the disciplined deployment of capital to seize opportunities that play to the core strengths of the business and this focus enabled us to deliver a strong relative performance in 2009.

In 2009, Prudential UK performed strongly against a challenging background of difficult capital and equity markets and widespread economic uncertainty which led to consumers looking for greater certainty and security through trusted and financially strong brands. We believe that the business has a unique combination of competitive advantages including our longevity experience, multi-asset investment capabilities, strong brand and financial strength, which help put Prudential UK in a strong position to generate attractive returns across its businesses.

The UK is characterised by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors
-
a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

Initiatives in 2009

Maintaining leadership position in individual annuities

Prudential UK has a significant pipeline of internal vestings into its annuity business from maturing individual and corporate pension policies, which is expected to remain strong at least over the next ten years. This is supplemented by strategic partnerships with third parties where Prudential UK is the recommended annuity provider for customers vesting their pensions at retirement. Prudential UK is one of the largest annuity providers in the UK market, with approximately 1.5 million annuities in payment. Looking ahead, the UK annuities market is expected to grow in the near-term, and Prudential UK believes it is well-positioned to maintain a significant share of this market.
Sales of individual annuities of APE £219 million were 22 per cent lower than 2008.  Sales of external annuities of £83 million were down 31 per cent year-on-year as Prudential UK continued to actively manage the flow of external business to reduce capital consumption. For internal vestings, although rates remained robust, sales were impacted by a reduction of 8 per cent in average case sizes as a result of depressed asset values and by customers choosing to delay their retirement to allow asset values to recover. As a result, internal vestings sales fell by 15 per cent.  However, the year on year decline is also explained by the fact that vestings were stronger than usual in the last quarter of 2008.

In the first quarter of 2009, Prudential UK launched a new Income Choice Annuity which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow because the product is backed by Prudential's strong with-profits fund.

Building on our multi-asset capabilities and expertise

Prudential UK's with-profits business performed particularly strongly during 2009, showing once again that with-profits, when invested in an actively managed, and financially strong fund like Prudential's, continues to be an attractive medium to long-term investment, offering strong annualised returns compared with other investment options. Prudential UK with-profits fund has delivered investment returns of 66.3 per cent over ten years compared with the FTSE All-Share Index (total return) of 17.7 per cent over the same period.

Sales of with-profits bonds of APE £132 million were up 35 per cent on 2008. This strong sales growth reflects the attractiveness of Prudential's with-profits offering, including in particular PruFund, in which over £1.3 billion has been invested across Prudential UK retail savings' product range in the last 12 months. In 2009, Prudential UK extended further the PruFund range of investments with the launch of the PruFund Cautious series to sit alongside the PruFund Growth series within the on-shore bond wrapper. Approximately £300 million has been invested in PruFund Cautious since it was launched in the second half of the year.
Individual pensions
sales (including income drawdown) of APE £55 million were 20 per cent higher than 2008.  Sales of the Flexible Retirement Plan, Prudential UK's individual pension product with customer agreed remuneration, continued to grow with sales in 2009 of APE £21 million up 90 per cent.  Sales of the income drawdown product of APE £9 million were 13 per cent higher than 2008.  Sales were boosted by the launch of PruFund and PruSelect as fund options in the second half of 2008.

Growing other income streams

Prudential UK has a joint venture with Discovery which uses the Prudential brand and Discovery's expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets. Since its launch, PruHealth has established itself in the marketplace, and it now has more than 200,000 customers insured. PruProtect continues to grow sales strongly following the re-launch of its product range and improved distribution model in November 2008. APE Sales of £14 million were achieved in 2009, an increase of 311 per cent over 2008.

Strengthening our distribution capabilities

The business increased its field sales-force with an additional 13 regional sales units and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements.  Prudential UK was successful in gaining over 50 new panel positions across our 24 key accounts in 2009, meaning that its products are now even more widely available to intermediaries than before.

A strong focus on delivering improvements in customer service

Prudential UK's focus on delivering improved levels of customer service was recognised in 2009 through the award of two Five-Star awards at the Financial Adviser Service Awards in the Life & Pensions and Investments categories. These awards were achieved shortly before Prudential was named "Best Annuity Provider" at the 2010 Professional Adviser Awards.

Maintaining our disciplined approach to pricing and capital usage

In the Wholesale markets, Prudential UK's aim is to participate selectively in bulk and back-book buyouts using the group's financial strength, superior investment track record and annuitant mortality risk assessment capabilities. There continues to be a pipeline of potential wholesale deals, but maintaining a strict focus on value means that Prudential UK will only participate in transactions that meet its strict return on capital requirements. As a result, 2009 APE sales of £4 million were significantly lower than 2008.

Within corporate pensions, Prudential UK intends to continue to focus principally on the opportunities from the substantial existing Defined Contribution book of business as well as providing Additional Voluntary Contribution arrangements to the public sector.  During an extremely challenging 2009 for Prudential UK's corporate clients and the whole industry, Prudential UK revenues from existing schemes and underlying sales were broadly in line with 2008 after excluding one-off items in both 2008 and 2009.  With the inclusion of one-off items sales of £210 million were 16 per cent lower than in 2008.

In November, Prudential UK announced the decision to close its equity release operation to new business.
For this product, a significant cash expense is incurred up front in acquiring new business and the payback period on capital employed is long. Prudential UK management concluded that this is not sustainable and that cash and capital can be deployed more effectively across other parts of the business.  Prudential UK's existing lifetime mortgage customers are unaffected by this decision.

Financial performance

Market conditions remained challenging in 2009, with ABI statistics data showing a 23 per cent fall in the retail sales market in the twelve months to September. As explained above, Prudential UK continued to maintain a strict focus on the disciplined use of capital and pricing to achieve its return on capital targets. Against this background, Retail APE sales of £717 million were down 11 per cent on 2008.  Total UK APE sales of £723 million were down 24 per cent on last year, although the 2008 figure included a large bulk annuity transaction which has not been repeated in 2009, due to the unavailability of transactions which met Prudential's return criteria.
This disciplined pricing approach led to lower sales of individual annuities and corporate pensions. In addition, sales of other product lines, such as offshore bonds, were impacted by the continued market volatility. These reductions in sales were partially offset by the continued strength of Prudential UK's with-profits offering, in particular PruFund.
Lower sales resulted in total EEV new business profits falling by 16 per cent to £230 million, but the underlying new business margin improved from 29 per cent to 32 per cent.  This improvement was mainly due to the strong margins achieved on shareholder-backed annuity business. The £43 million reduction in the total EEV new business profit compared with 2008 was mainly due to the large bulk deals written in 2008 which were not repeated in 2009.  Retail EEV new business profits at £223 million were in line with 2008 (£226 million).
EEV total operating profit based on longer-term investment returns of £921 million was down 15 per cent on 2008. This was mainly due to the £118 million benefit arising in 2008 from rebalancing the credit portfolio that supports the shareholder-backed annuity business compared with £22 million in 2009. The 2009 in-force operating result includes £588 million from the unwind of the discount rate on the value in-force business which is 3 per cent higher than 2008.
Prudential UK continues to manage actively the retention of the in-force book. During 2009, the experience at an aggregate level has been in line with long-term assumptions.
IFRS total operating profits were up 12 per cent at £657 million.  The increase was mainly due to the superior returns achieved on shareholder annuity business, which were £194 million higher than 2008, partly offset by a £114 million reduction in IFRS profits attributable to the with-profits business. This decrease was primarily due to bonus rate reductions in the February 2009 bonus declaration. Commission received on Prudential-branded General Insurance products contributed £51 million to IFRS operating profits in 2009, 16 per cent higher than 2008.  This increase was due to the substantial advance commissions received on the transfer of the business to Churchill in 2002 being fully amortised in March 2008, so that commissions earned are now received in full.
Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was in excess of 15 per cent. The average free surplus undiscounted payback period for shareholder backed business written in 2009 was five years.
The business has also continued to make good progress against its cost reduction plans. As previously announced, the first phase of the Prudential UK cost reduction programme delivered savings of £115 million per annum, with a further £60 million per annum of savings expected to be delivered by the end of 2010 through the agreement with Capita, which commenced in April 2008. The remaining £20 million per annum is expected to be generated from across the rest of the UK business by the end of 2010.  By the end of 2009, a total of £156 million per annum of savings had been delivered and Prudential UK expects that it will have achieved its total cost savings target of £195 million per annum by the end of 2010.

Over time, the Capita contract is expected to result in the migration of approximately seven million in-force policies from a number of Prudential legacy IT systems to two Capita proprietary platforms, significantly enhancing operational performance and efficiencies. The first migration from a legacy system to a Capita platform was completed during 2009.

Asset Management

Global

The Group's asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

We believe that our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths. However they continue to work together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance  in 2009 is summarised below.

M&G

M&G comprises the M&G asset management business and Prudential Capital.

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Net investment flows	13,478	3,407	296	3,407	296
Revenue	457	455	0	455	0
Other income	13	25	(48)	25	(48)
Staff costs	(205)	(184)	(11)	(184)	(11)
Other costs	(100)	(111)	10	(111)	10
Underlying profit before Performance-related Fees	165	185	(11)	185	(11)
Performance-related fees	12	43	(72)	43	(72)
Operating profit from asset management operations	177	228	(22)	228	(22)
Operating profit from Prudential Capital	61	58	5	58	5
Total IFRS operating profit	238	286	(17)	286	(17)
Funds Under Management (FUM) (£ billion)	174	141	23	141	23

M&G's asset management business

M&G is an investment-led business which aims to deliver superior long term performance for third party clients and the internal funds of the Prudential Group.

Our strategy is to recruit and nurture leading investment talent. We seek to create an environment in which this talent will thrive and so deliver the level of returns that our clients expect of us.

As at 31 December 2009, M&G's total funds under management were £174 billion, including £70 billion of assets managed on behalf of third party retail and institutional clients.

In the retail market, we aim to offer high-performing funds which are managed from our London headquarters and distributed in the UK and across Europe, mainly through intermediaries. The diversity of our retail product range proved its worth in the recent market turmoil, as investors bought both our equity and fixed income funds.

In the institutional market, we provide third-party clients such as pension funds with a range of traditional and specialist investment strategies, some of which have originally been developed for the Prudential internal funds.

For all clients, our goal is superior performance over the longer term. In the three years to December 2009, 38 per cent of M&G's retail funds delivered top-quartile investment performance. Over the same period, 89 per cent of M&G's active institutional funds delivered returns ahead of their benchmarks.

Sales performance

M&G had an exceptional year in 2009, delivering record net fund inflows of £13.5 billion. This 296 per cent year-on-year increase in net new business can be attributed largely to the excellent long-term performance of both our retail and institutional investment management teams.

Gross fund inflows rose 54 per cent to £24.9 billion. These record inflows and the recovery of equity markets in the latter half of 2009 led to a 23 per cent increase in M&G's funds under management to a total of £174 billion. As at 31 December 2009, 40 per cent of M&G's funds under management were for third party clients.

M&G's Retail Business has had a particularly strong year, seeing net inflows jump by 259 per cent over the year to £7.5 billion. Gross fund sales were up 50 per cent at £13.6 billion. Sales of our top-performing fixed income funds accounted for the lion's share of inflows for most of the year before investor appetite switched to our equity and property funds during the second half as sentiment turned more bullish.

The UK Retail Business had an especially good year, with net inflows rising by 216 per cent to £6.0 billion from £1.9 billion in 2008. This compared with total UK retail net sales of £25.8 billion for the year (source, IMA, 12 months to end of 2009).

Similarly, the Institutional Business attracted an exceptionally high level of net new business. Net inflows were £6.0 billion, a rise of 354 per cent on 2008. They included the award of a single fixed income mandate valued at £4 billion and £0.8 billion of net new money into our leveraged loan funds. Gross fund sales were up 59 per cent at £11.3 billion.

Net sales remained robust in the fourth quarter. The Retail Business attracted net new money of £1.8 billion, more than double the £0.7 billion taken in the same quarter in 2008. Gross Retail sales were £3.8 billion. The Institutional Business took £0.6 billion of net new business over the three months, compared with an outflow of £1.4 billion for the same period a year ago. Gross sales were 93 per cent higher year-on-year at £2.7 billion.

Financial performance

The collapse in investor confidence in the autumn of 2008 and the subsequent economic turmoil had a limited impact on that year's results, coming as it did late in the year. Market levels are the single most important determinant of our profits. The average level of the FT All Share Index during 2008 was 2,743. Despite the recovery in markets from March 2009 onwards, the average level of the FT All Share Index in 2009 was materially lower at 2,327.

It is in this context that M&G's IFRS operating profits fell to £177 million, 22 per cent lower than the record profits achieved in 2008. However, if performance related fees, investment income, carried interest on private equity investments and costs associated with the long-term incentive plan are excluded, M&G's operating profit would display an underlying growth of 14 per cent in 2009 (£182 million) over 2008 (£159.5 million).

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on the long-term business funds.  Return on capital of 76 per cent and cash remittances of £93 million in 2009 provided strong support for the Group's corporate objectives.

Our cost/income ratio was 65 per cent in 2009, increasing from 60 per cent in 2008. The increase can largely be attributed to the reinstatement of costs associated with the long-term incentive plan (LTIP), as the medium-term outlook for the business improved in light of strong fund inflows and recovering market levels. M&G remains focused on cost control.

Outlook
The collapse in bank deposit rates to near-zero provided an exceptional backdrop to M&G's sales performance in 2009 which will not be repeated in 2010. Net sales are expected to return to more normal levels this year.  Nevertheless, continuing excellent investment performance in a number of M&G's flagship equity and bond funds gives grounds for confidence that M&G will continue to win a healthy share of new business.

Prudential Capital

Prudential Capital manages Prudential's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly-controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Group and its clients.
The business has consolidated its position in a period of difficult and volatile markets, focussing on liquidity across the Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, Prudential Capital offers to the Group a holistic view on hedging strategy, liquidity and capital management.
Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. The business delivered a good financial result in 2009, considering prevailing market conditions. As a result of sustained revenue and maintaining a low cost/income ratio, IFRS operating profits increased by 5 per cent to £61 million, resulting in a cash remittance to the Group holding company of £82 million.

Asia Asset Management

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Net investment flows	1,999	855	134	1,044	91
Total IFRS operating profit	55	52	6	61	(10)
Funds Under Management (FUM) (£ billion)	19.5	15.2	28	13.9	40

Introduction

Prudential's asset management business in Asia manages investments for Prudential UK and the Asian life companies and has also successfully leveraged these investment capabilities to build a market leading third party funds management  business.

Initiatives in 2009

Investment performance is one of the key drivers of success for Asia Asset Management.  In 2009, 64 per cent of its funds outperformed their peer benchmarks or were ranked within the top-two performance quartiles among peers.

Fund launches were curtailed during 2009 given the market conditions; however Asia Asset Management did successfully raise new funds in 2009 including £300 million (US$469 million) from a Qatar Fixed Maturity Plan Series in Dubai, £220 million (US$345 million) from an equity fund in China and £109 million (US$170 million) from a target return fund in India. A new innovation was the Brazil Fund, launched in Taiwan that raised £94 million (US$147 million).

Asia Asset Management has continued to build its retail distribution network across Asia. For example, in Japan, the business has successfully established distribution relationships with mega distributors.

In China, CITIC-Prudential was awarded the prized Qualified Domestic Institutional Investors (QDII) licence in 2009  and in Malaysia, Asia Asset Management launched Prudential  Al-Wara  as its new Islamic fund management subsidiary.

Financial performance

Asia Asset Management total funds under management as at 31 December 2009 is £42.4 billion and includes £4.2 billion of assets from the Group, £18.7 billion from Prudential Corporation Asia's life funds and £19.5 billion from third-party customers. Compared to 2008, the overall FUM increased by 22 per cent (excluding the FUM related to the sold Taiwan agency business).

Third party net inflows were £2 billion driven principally by money market funds in India with strong net equity inflows in Japan and the UAE being offset by net outflows of equity funds in Korea and fixed income funds in India.

IFRS profit from fund management is £55 million, up 6 per cent on the prior year. Lower management fees were more than offset by stringent cost control. The asset management business requires very little capital to support its growth and in 2009 it remitted a net £33 million to the Group holding company.

US Asset Management

PPM America	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Total IFRS operating profit	6	2	200	2	200

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates.  PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits gleaned from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group.  PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in 2009 was £6 million, up from £2 million in 2008, primarily due to performance driven income.

Year-end 2009 funds under management of £47 billion were as follows:

PPMA funds under management £ bn	Asia	US	UK	Total
Insurance	-	29	12	41
Unitised	4	-	1	5
CDOs	-	1	-	1
Total	4	30	13	47

US broker-dealer

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Revenue	390	328	19	388	1
Costs	(386)	(320)	(21)	(378)	(2)
Total IFRS operating profit	4	8	(50)	10	(60)

National Planning Holdings (NPH) is Jackson's affiliated independent broker-dealer network. The business comprises four broker-dealer firms, including National Planning Corporation, SII Investments, INVEST Financial Corporation and Investment Centers of America.

The US broker-dealer business continued to grow through strong recruiting efforts. By utilising our high-quality, state-of-the-art technology, NPH's advisers receive the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated record revenues of £390 million during the year, up from £328 million in 2008, on gross 2009 product sales of £9 billion. NPH's 2009 IFRS operating profit of £4 million declined from £8 million in 2008. NPH increased the number of registered advisers in the network by nearly 10 per cent to approximately 3,478 at the end of 2009.

Curian

	AER			CER
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Gross investment flows	796	591	35	699	14
Revenue	25	24	4	28	(11)
Costs	(31)	(27)	(15)	(32)	3
Total IFRS operating profit/(loss)	(6)	(3)	(100)	(4)	(50)

Curian Capital, Jackson's registered investment adviser, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also providing a complement to Jackson's core annuity product lines.

Financial performance

Curian's IFRS operating loss increased in 2009 due to the significant market disruption and lower average assets under management throughout the year.   However, Curian's growth in deposits and assets under managmeent rebounded in the second half of 2009.
At the end of 2009, Curian had total assets under management of £2.3 billion, compared to £1.8 billion at the end of 2008. Curian generated deposits of £796 million in 2009, up 35 per cent on 2008. The increase in both deposits and assets under management were mainly due to the rally in the equity markets, with the S&P 500 index increasing 23.5 per cent during 2009, and several growth initiatives implemented by Curian throughout the year.

Products and drivers of insurance operations' profits

Overview of the Group's principal activities

Prudential plc is the holding company of the Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK. We offer a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Asia

The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. To supplement our core life products we also offer health, disablement, critical illness and accident cover.
The primary focus in Asia is regular premium products that provide both savings and protection benefits.
In 2009, the new business profit mix in our Asian insurance business was derived 56 per cent (2008: 49 per cent) from health and protection products, 31 per cent (2008: 41 per cent) from unit-linked products and 13 per cent (2008: 10 per cent) from non-linked products.
Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.
Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.
Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2009, we were offering unit-linked products in 11 of the 12 countries in Asia in which we operate, with the only exception being Thailand.
In Malaysia and Indonesia Prudential also offer life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful.  The main principles are policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.
In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

United States

Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance, and institutional products.

Annuities
Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy.

Interest-sensitive fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays us a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted. The interest rate may be reset on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, the contract holder is paid either the amount in the contract holder account, or staggered payments in the form of an immediate annuity product - similar to a UK annuity in payment.
Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Our profits on fixed annuities come primarily from the spread between the return earned on investments and the interest credited to the contract holder's account (net of any surrender charges or market value adjustment) less expenses. Fixed annuities continue to be a profitable book of business, benefiting from favourable spread income in recent years. However, the continued low interest rate environment could have an impact on the fixed annuity portfolio as lower crediting rates could result in increased surrenders and lower sales as customers seek alternative investment opportunities. Alternatively, it is also the case that recent equity market volatility may have the effect of making customers more risk averse, and so they may view fixed annuities as an attractive alternative to variable annuities.
Fixed index annuities (formerly referred to as equity-indexed annuities) are similar to fixed annuities, in that the contract holder pays a premium that is credited to the contract holder's account, and also in that interest is periodically credited to the contract holder's account and administrative charges deducted, as appropriate. An annual minimum interest rate is guaranteed, although actual interest credited may be higher and is linked to an equity index over its indexed option period. Profit comes from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Fixed index annuities continue to be a profitable product, benefiting from favourable spread and the effective management of equity risk. The fixed index book provides natural offsetting equity exposure to the guarantees issued in connection with our variable annuity products, which allows for efficient hedging of the net equity exposure.

Variable annuities are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement. The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. As with a unit-linked fund, the contract holder's premiums allocated to the variable accounts are held separately from Jackson's general account assets. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges and also offers a choice of guaranteed benefit options within their variable annuity product portfolio, which customers can elect and pay for. These options include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantee: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB).  Due to the lack of availability to economically reinsure or hedge new issues of GMIB, Jackson discontinued offering it in 2009.

GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business cost effectively to manage our equity exposure.  It is believed that the internal management of equity risk, coupled with the use of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program.  While risk is hedged on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Management continue to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance
Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured's death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. The Jackson life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional products
Jackson's institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson's funding agreements issued to the Federal Home Loan Bank. Institutional products are distributed directly to investors, through investment banks, or through funding agreement brokers.

Mutual funds

During 2007, Jackson launched a line of retail mutual funds as a complement to the broad product offering.  Due to the significant disruption in the mutual fund market in the fourth quarter of 2008 and first quarter of 2009, Jackson determined that its line of retail mutual funds were subscale and, accordingly, exited this market and allocated the capital to the more profitable variable annuity market.

United Kingdom

In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.
With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products).
The primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)'s  long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. In this context, there are two types of bonuses
¾
'regular' and 'final'. Regular bonuses are declared regularly, usually once a year, and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. Once credited, regular bonuses are guaranteed in accordance with the terms of the particular product. In contrast, 'final' bonuses are only guaranteed until the next bonus declaration, and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.
The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and includes the portfolio of with-profit annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.
The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC.
There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

Description of EEV basis reporting

Prudential's results are prepared on two accounting bases
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the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles (expanded by the Additional Guidance of EEV Disclosures published in October 2005), that provide consistent definitions, a framework for setting actuarial assumptions, and a more explicit approach to the underlying methodology and disclosures.  So for example:

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The allowance for risk is explicit for EEV through: (i) an allowance for the cost of capital (at the higher of economic capital and the local statutory minimum) (ii) stochastic or other appropriate modelling of financial options and guarantees to ensure that an allowance for their cost is irrespective of their value at the balance sheet date, and (iii) an explicit allowance in the risk discount rate for financial and non-financial risks;
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EEV specifically allows for the look-through into profits arising in shareholder service companies, most notably the profit arising in investment management companies from managing the insurance companies funds for covered business;
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There are extensive disclosures required for EEV on all aspects of the calculations, including the methodology adopted and the analysis of return.

It is thought that the EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also helps demonstrate whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:
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the value added from new business sold during the year;
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the change in value from existing business already in place at the start of the year;
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short-term fluctuations in investment returns;
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change in economic assumptions;
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change in the time value of cost of options and guarantees and economic assumption changes;
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other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and
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dividends.

The value added from new business
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defined as the present value of the future profits arising from new business written in the year
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is a key metric used in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide management and shareholders with valuable information about the underlying development of the Group's business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting 'best estimate' assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on a combination of market data and long-term assumptions. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is also provided within that information.

The publication of the EEV Principles represented a significant step towards the harmonisation of embedded value reporting in Europe. However, even with these principles and the accompanying guidance, a divergence of approaches between companies has emerged in practice. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. However, the MCEV Principles were designed during a period of relatively stable market conditions and their application could, in the current turbulent markets, lead to misleading results.  In December 2008, the CFO Forum announced that it intended to conduct a review of the impact of turbulent market conditions on the MCEV Principles, the result of which may lead to changes in the published Principles or the issue of additional guidance.  In May 2009, the CFO Forum announced that it had decided to perform further work to seek to improve the consistency in the adjustments made for liquidity premium and volatilities.  In light of these developments, mandatory MCEV reporting was deferred for member firms until 2011.  In October 2009, the CFO Forum announced changes to the MCEV Principles to allow the inclusion of a liquidity premium.  The changes to the Principles were high level, with little detail included on how the liquidity premium should be determined or which products it should be applied to.  The CFO Forum is currently conducting further work in these areas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson,
Deputy Group Secretary,